As filed with the Securities and Exchange Commission on August 24, 2026

Registration Statement No. 333-296288

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1/A

(Amendment No. 3)

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

GridAI Technologies Corp.

(Exact name of registrant as specified in its charter)

Delaware	2834	46-4993860
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

433 Plaza Real, Suite 275

Boca Raton, Florida 33432

(561) 589-7020

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jason D. Sawyer

Chief Executive Officer

GridAI Technologies Corp.

433 Plaza Real, Suite 275

Boca Raton, Florida 33432

(561) 589-7020

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ross Carmel, Esq.

Avital Perlman, Esq.

Sichenzia Ross Ference Carmel LLP

1185 Avenue of the Americas, 26th Floor

New York, NY 10036

(212) 930-9700

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☒	Smaller reporting company ☒

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. The selling stockholders listed herein may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED August 24, 2026

PRELIMINARY PROSPECTUS

9,908,766 Shares of Common Stock

The selling stockholders named in this prospectus may use this prospectus to offer and resell from time to time up to an aggregate of 9,908,766 shares of our common stock, par value $0.0001 per share (the “Common Stock”), which are comprised of (i) 270,192 shares of Common Stock (the “Common Shares”), (ii) 4,684,191 shares of Common Stock issuable upon exercise of pre-funded warrants (the “Pre-funded Warrants”) and (iii) 4,954,383 shares of Common Stock issuable upon exercise of common warrants (the “Common Warrants” and collectively with the Pre-funded Warrants, the “Warrants”) issued by us in private placements to the selling stockholders that are party to the Securities Purchase Agreements, dated May 8, 2026, May 11, 2026, May 12, 2026 and July 1, 2026 (the “Purchase Agreements”). The Common Shares and the shares of Common Stock issuable upon exercise of the Warrants are collectively referred to herein as the “Shares”.

The maximum number  of shares of Common Stock issuable under the Warrants is 9,638,574 if such exercise was by means of a cash exercise rather than a cashless exercise under the Warrants. This prospectus includes only these underlying shares and the 270,192 shares of Common Stock that were issued in the May and July 2026 private placements. In case of cashless exercise of the Warrants, assuming the calculation is based on the VWAP on August 21, 2026, the maximum number of shares of Common Stock issuable will be 5,560,714. See “May and July 2026 Private Placements” for further information.

We are not selling any shares of our Common Stock under this prospectus and will not receive any of the proceeds from the sale of the Shares by the selling stockholders. We will, however, receive the net proceeds of any Warrants exercised for cash.

The selling stockholders may sell or otherwise dispose of the Shares in a number of different ways and at varying prices. We provide more information about how the selling stockholders may sell or otherwise dispose of the Shares covered by this prospectus in the section entitled “Plan of Distribution” on page 22. Discounts, concessions, commissions and similar selling expenses attributable to the sale of the Shares will be borne by the selling stockholders. We will pay all expenses (other than discounts, concessions, commissions and similar selling expenses) relating to the registration of the Shares with the Securities and Exchange Commission (the “SEC”).

All historical share and per share information in this prospectus gives retroactive effect to a 1-for-3 reverse split of our Common Stock that became effective on August 18, 2025.

Our Common Stock is listed on the Nasdaq Capital Market under the symbol “GRDX”. On August 24, 2026, the last reported sale price of our Common Stock on the Nasdaq Capital Market was $3.569 per share.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 8 of this prospectus and under similar headings in the documents incorporated by reference into this prospectus.

We have incurred significant losses and negative cash flows from operations since inception. As of June 30, 2026, we had cash and cash equivalents of approximately $1.4 million and an accumulated deficit of approximately $224.9 million and negative working capital of approximately $11.8 million. During the second quarter of 2026, we recorded a non-cash goodwill impairment charge of approximately $10.1 million related to the Grid AI Corp. reporting unit within our AI segment. Because the charge was recognized in the second quarter, it is reflected in both the three- and six-month periods ended June 30, 2026. The charge contributed significantly to our net loss for those periods but did not impact our cash flows from operations.Based on cash on hand as of August 24, 2026, together with the aggregate gross proceeds of approximately $4 million received and additional $12.3 million that the purchasers agreed to pay prior to the effectiveness of this registration statement in connection with the May 2026 and July 2026 private placements described herein, we currently anticipate having sufficient liquidity to fund planned operations for at least the next eighteen months; however, this estimate is based on assumptions that may prove to be incorrect, and we may require additional financing sooner than currently anticipated.The $4 million that we received consists of (i) approximately $2.54 million that we received in connection with the $2.54 million financing transactions that we entered into on May 8, 2026, May 11, 2026, and May 12, 2026, (ii) approximately $1.05 million that we received in connection with the $5.25 million financing transaction that we entered into on May 11, 2026, which represents 20% of the gross proceeds for this transaction, and (iii) approximately $0.42 million that we received in connection with the $8.5 million financing transaction that we entered into on July 1, 2026, which represents 5% of the gross proceeds for this transaction. For further information see “May and July 2026 Private Placements” beginning on page 14. If we are unable to obtain sufficient additional financing on a timely basis and on acceptable terms, or if this registration statement is not declared effective on or before January 2027, which will result with us not receiving the remainder of the proceeds from the May and July 2026 private placements until such date, we may be required to curtail or cease operations, pursue a dissolution or liquidation, seek protection under the provisions of the U.S. Bankruptcy Code, or otherwise wind down our business as we wouldn't have sufficient funds to fund our operations due to our current burn rate which is $7.8 million per year. There can be no assurance that additional financing will be available when needed or, if available, that it will be on terms acceptable to us. Our independent auditors have included explanatory paragraphs in their reports expressing substantial doubt regarding our ability to continue as a going concern. See “Risk Factors” beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is [  ], 2026

TABLE OF CONTENTS

Page
ABOUT THIS PROSPECTUS	ii
PROSPECTUS SUMMARY	1
THE OFFERING	7
RISK FACTORS	8
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	12
USE OF PROCEEDS	13
DIVIDEND POLICY	14
MAY AND JULY 2026 PRIVATE PLACEMENTS	14
SELLING STOCKHOLDERS	20
PLAN OF DISTRIBUTION	22
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	24
DIRECTORS AND EXECUTIVE OFFICERS; EXECUTIVE COMPENSATION; SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT; CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	24
MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES	27
DESCRIPTION OF CAPITAL STOCK	27
LEGAL MATTERS	38
EXPERTS	38
INCORPORATION BY REFERENCE	38
WHERE YOU CAN FIND MORE INFORMATION	39

i

ABOUT THIS PROSPECTUS

This prospectus relates to the resale by the selling stockholders identified in this prospectus under the caption “Selling Stockholders,” from time to time, of up to an aggregate of 9,908,766 shares of our Common Stock. We are not selling any shares of our Common Stock under this prospectus, and we will not receive any proceeds from the sale of shares of Common Stock offered hereby by the selling stockholders, although we may receive cash from the exercise of the Warrants.

You should rely only on the information contained in this prospectus. We have not, and the selling stockholders have not, authorized anyone to provide you with information other than the information that has been provided or incorporated by reference in this prospectus and your reliance on any unauthorized information or representation is at your own risk. This prospectus may be used only in jurisdictions where offers and sales of these securities are permitted. You should assume that the information appearing in this prospectus is accurate only as of the date of this prospectus and that any information incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus, or any sale of our securities. Our business, financial condition and results of operations may have changed since those dates.

The information appearing in this prospectus, the documents incorporated by reference in this prospectus and any free writing prospectus authorized for use in connection with this offering is accurate only as of its respective date, regardless of the time of delivery of the respective document or of any sale of securities covered by this prospectus. You should not assume that the information contained in or incorporated by reference in this prospectus, or in any free writing prospectus that is authorized for use in connection with this offering, is accurate as of any date other than the respective dates thereof.

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference herein were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

To the extent there is a conflict between the information contained in this prospectus, on the one hand, and the information contained in any document incorporated by reference filed with the SEC before the date of this prospectus, on the other hand, you should rely on the information in this prospectus. If any statement in a document incorporated by reference is inconsistent with a statement in another document incorporated by reference having a later date, the statement in the document having the later date modifies or supersedes the earlier statement.

This prospectus includes any and all material changes in the Company’s affairs which have occurred since the end of the latest fiscal year for which audited financial statements were included in the latest Form 10-K and that have not been described in a Form 10-Q or Form 8-K filed by the Company under the Exchange Act.

Neither we nor the selling stockholders have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons who come into possession of this prospectus and any free writing prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any free writing prospectus applicable to that jurisdiction.

Industry and Market Data

The information incorporated by reference or provided in this prospectus contains statistical data and estimates, including those relating to market size and competitive position of the markets in which we participate, that we obtained from our own internal estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable. While we believe our internal company research is reliable and the definitions of our market and industry are appropriate, neither this research nor these definitions have been verified by any independent source.

ii

PROSPECTUS SUMMARY

This summary highlights selected information included elsewhere in or incorporated by reference in this prospectus and does not contain all the information that you should consider before investing in our securities. You should read the entire prospectus carefully, especially “Risk Factors” and the financial statements and related notes and other information incorporated by reference into this prospectus, before making your investment decision.

GridAI Technologies Corp. and its consolidated subsidiaries are referred to herein as “GridAI,” “the Company,” “we,” “us” and “our,” unless the context indicates otherwise. References to “Grid AI Corp.” refer to Grid AI Corp., a Nevada corporation and our wholly owned subsidiary. References to “AMPX” refer to AMPX UK Holdings, a Cayman Islands company of which Grid AI holds 75% ownership interest. References to “ImmunogenX” refer to ImmunogenX, LLC (formerly ImmunogenX, Inc.), which was previously a wholly owned subsidiary of the Company and was disposed of on December 31, 2025.

Overview

GridAI Technologies Corp., formerly known as Entero Therapeutics, Inc., is a diversified technology and life sciences company operating through two principal areas: (i) energy orchestration and grid optimization software solutions through our subsidiary Grid AI Corp. and (ii) legacy biopharmaceutical development activities centered on Adrulipase for the treatment of exocrine pancreatic insufficiency. Effective December 1, 2025, the Company changed its name from “Entero Therapeutics, Inc.” to “GridAI Technologies Corp.” and changed its Nasdaq trading symbol from “ENTO” to “GRDX.”

On September 30, 2025, the Company completed a share exchange transaction pursuant to which it acquired 100% of the outstanding equity interests of Grid AI Corp., a Nevada corporation. At the time of the acquisition, Grid AI Corp. owned 75% of the issued and outstanding equity interests of AMPX UK Holdings, a Cayman Islands company, which holds the operating subsidiary AMPX Limited. Following the transaction, Grid AI Corp. and its subsidiaries, including AMPX, became consolidated subsidiaries of the Company.

Grid AI Corp. continues to operate as a separate operating business, and the Company does not currently anticipate significant operational integration between its AI business and its legacy biopharmaceutical business. Any anticipated efficiencies from the transaction are expected to result primarily from shared corporate infrastructure rather than the integration of operating activities. The goodwill recognized is primarily attributable to the expected benefits associated with shared corporate overhead, management resources, assembled workforce and expected future economic benefits. During the second quarter of 2026, the Company identified impairment indicators associated with the Grid AI Corp. reporting unit, including lower-than-projected operating results and delays in commercialization and customer contract execution, and performed a quantitative goodwill impairment assessment. As a result of this assessment, the Company recorded a non-cash goodwill impairment charge of approximately $10.1 million during the second quarter of 2026. Accordingly, the charge is reflected in both the three and six months ended June 30, 2026.

Grid AI Corp. develops software and services designed to accelerate power availability and optimize energy infrastructure for artificial intelligence (AI) data centers and other large energy users. Grid AI Corp. is currently in the development stage of an AI data center platform. This platform aims to use and optimize distributed energy resources, including battery energy storage systems, on-site generation, and grid interconnections. Currently, there is no revenue generated from this AI data center platform. Following the completion of the share exchange transaction on September 30, 2025, Grid AI Corp. has worked towards further establishing its commercial pipeline through consulting-led engagements and targeted business development initiatives, including the engagement of key personnel and strategic advisors to pursue opportunities in the AI data center and energy optimization markets. Grid AI Corp.’s commercial pipeline is continuing to develop these efforts. Grid AI’s commercial pipeline was further expanded through the addition of new prospective customers at the start of the second quarter of 2026 as new industry data indicated that delays in the U.S. AI high-performance computing data center market were driven primarily by the lack of available power from electric utilities rather than hardware supply constraints. Concurrent federal and state legislative activity requiring hyperscalers to source their own behind-the-meter power created heightened awareness of the power availability constraint that Grid AI’s platform is designed to solve. Grid AI Corp. and GridAI Technologies Corp. began utilizing established and new industry relationships across energy generation and storage, real estate, and related areas to pursue discussions with project consultants and potential customers.

For the year ended December 31, 2025, the Company’s consolidated financial statements include the post-acquisition results of Grid AI Corp. and AMPX beginning on September 30, 2025. Prior to the Grid AI Corp. acquisition, the Company operated primarily as a clinical-stage biopharmaceutical company focused on targeted, non-systemic therapies for gastrointestinal diseases. Non-systemic therapies are non-absorbable drugs that act locally, such as in the intestinal lumen, skin or mucosa, without reaching an individual’s systemic circulation. In May 2024, the Company changed its name from First Wave BioPharma, Inc. to Entero Therapeutics, Inc.

The Company’s continuing legacy biopharmaceutical focus is Adrulipase, a recombinant lipase enzyme designed to enable the digestion of fats and other nutrients in patients with exocrine pancreatic insufficiency, including patients with cystic fibrosis and chronic pancreatitis. The Company plans to continue development activities relating to Adrulipase. The Company’s former Latiglutenase and CypCel programs were part of the ImmunogenX business, which was disposed of on December 31, 2025 in connection with the rescission transaction described below. The Company has also discontinued its Capeserod and Niclosamide programs. The Company terminated its license agreement with Sanofi relating to Capeserod on February 26, 2025 and no further payments were due thereunder.

In March 2025, the Company entered into a rescission agreement with ImmunogenX, LLC, formerly a wholly owned subsidiary of the Company, and the former shareholders of ImmunogenX. Under the rescission transaction, the parties agreed to unwind the Company’s prior acquisition of ImmunogenX by rescinding the previously issued Common Stock and Series G Preferred Stock issued in the transaction, conveying the equity interests of ImmunogenX back to the former ImmunogenX shareholders, and canceling the assumed ImmunogenX options and warrants. The Company retained approximately $695,814 of ImmunogenX accounts payable, while ImmunogenX remained responsible for approximately $9.3 million of secured debt and certain other obligations. The rescission transaction closed on December 31, 2025. Following the closing, ImmunogenX ceased to be a subsidiary of the Company, and the Company no longer held any ownership interest in that business.

As a result, as of December 31, 2025 and through the date of this prospectus, the Company’s operations consist of (i) its newly acquired subsidiary, Grid AI Corp., and (ii) its continuing Adrulipase development program, which is conducted through its wholly owned subsidiary, First Wave Bio, Inc., together with related corporate activities. In addition, the company is engaged in discussions on an ongoing basis with potential acquisition or merger targets, including businesses operating in industries unrelated to the Company’s current operations. The Company has not entered into any definitive agreement with respect to any such potential transactions, and there can be no assurance that the Company will enter into any such agreement or that any potential acquisition or merger will be consummated on the terms currently under discussion, or at all.

Plan of Operations

Over the next 12 months, the Company intends to focus its efforts on advancing its AI segment and maintaining its GI segment activities. Within the AI segment, the Company’s near-term objectives include: (i) continuing the development and commercialization of Grid AI Corp.’s energy orchestration platform for AI data centers, including pursuit of pilot projects and proof-of-concept engagements with potential customers; (ii) expanding the AMPX business through the development and deployment of battery energy storage and distributed energy solutions; (iii) recruiting additional technical and commercial personnel to support platform development and market outreach; and (iv) pursuing strategic partnerships and joint ventures to accelerate market entry. Within the GI segment, the Company plans to continue development activities relating to Adrulipase, including preparation for a Phase 3 clinical trial, subject to the availability of additional capital. The Company believes the net proceeds from the May 2026 and July 2026 private placements (assuming the full consideration price is paid) together with its existing cash and cash equivalents, will be sufficient to fund these activities — including platform development, operating expenses, integration costs and personnel — and its operations, other than the commencement of the planned Phase 3 clinical trial for Adrulipase (which will require additional capital), for at least the next 18 months from the date of this prospectus. There are no contractual restrictions requiring the proceeds from these financings to be allocated to either the AI segment or the GI segment. Management will allocate available proceeds between the segments based on business needs and strategic priorities, and no fixed percentage allocation has been determined. The exclusion of the planned Phase 3 trial from the current 18-month liquidity estimate reflects management's current capital allocation assumptions and is not a restriction on the use of proceeds for GI activities. The Company’s most significant near-term milestone is the execution by its LOI customer, Amp Z (a related party), of a lease agreement with a globally recognized Tier I high performance computing (‘HPC’) data center and neo cloud operator, which is currently expected to be executed within 30 to 45 days of the date of this prospectus and will initiate near-term consulting revenue. Upon energization of the Lufkin Building I deployment, Grid AI expects to begin generating monthly recurring SaaS and performance-based revenues. Grid AI Corp. currently employs 16 full-time employees, monthly operating expenses are approximately $300,000, and the Company’s forecasted total annualized burn rate is approximately $7.8 million, which represents management's estimate of the Company's recurring operating cash expenditures over a twelve-month period assuming no additional capital is raised to expand operations. The estimate was calculated using actual recurring operating expenditures incurred to date together with projected recurring expenditures for the remainder of the year. Approximately $300,000 per month (approximately $3.6 million annually) relates to the operating expenses of Grid AI Corp., including employee salaries and benefits, professional fees, and general administrative expenses. The remainder relates to GridAI Technologies Corp., the public company parent, and includes management compensation, board fees, directors' and officers' insurance, consulting fees, audit and accounting fees, legal fees, public company reporting and compliance costs, annual meeting expenses, miscellaneous operating accounts payable, legal settlements, and other corporate overhead. The estimate assumes the Company continues to operate at its current level and does not raise additional capital to expand operations. The Company’s commercialization timeline has experienced delays relative to its prior expectations, primarily as a result of delays in customer contract execution and project commencement, which have deferred the anticipated timing of revenue generation. Management currently views these developments primarily as a shift in the timing of anticipated revenue generation rather than a deterioration in the long-term commercial potential of the Grid AI business. Management continues to expect the underlying commercial opportunities to progress and believes that the overall long-term growth trajectory and expected scale of the business remain substantially consistent with its prior expectations; however, there can be no assurance as to the timing or ultimate realization of such revenues.

As a result of the revised commercialization timeline the Company expects approximately four months until consulting revenue is generated and six to nine months until SaaS revenue begins. The Company may opportunistically seek additional equity or debt financing, and will continue to evaluate strategic transactions and other sources of capital, to accelerate its business plan and fund activities beyond the next 18 months. There can be no assurance that such financing will be available on acceptable terms or at all. See “Risk Factors” beginning on page 8.

We have incurred significant losses and negative cash flows from our operations since inception. As of June 30, 2026, we had an accumulated deficit of approximately $224.9 million and negative working capital of approximately $11.8 million. As of December 31, 2025, we had an accumulated deficit of approximately $208.8 million and negative working capital of approximately $12.6 million. Based on our historical and anticipated rate of cash expenditures, we do not anticipate our existing working capital will be sufficient to sustain our business through the commercialization of our product candidates or the execution of our current business plan. Therefore, we are dependent on obtaining additional funding from outside sources, including equity or debt financings, warrant exercises, strategic transactions, commercial arrangements, or other sources of financing, in order to continue our operations. We cannot provide assurance that additional financing will be available to us and, if available, that it will be completed on a timely basis, on acceptable terms or at all. If we are unable to obtain sufficient financing when needed, it would negatively impact our business and operations, which could cause the price of our Common Stock to decline or ultimately force us to reduce, suspend or cease operations.

To date, we have generated limited revenue and have experienced net losses and negative cash flows from operations. Our historical operations were funded primarily through sales of equity securities, equity-linked securities and debt financings. In 2025, our business changed significantly as a result of the acquisition of Grid AI Corp. and the completion of the rescission transaction involving ImmunogenX, LLC. Notwithstanding those transactions, as of June 30, 2026, we remained dependent on external sources of capital to fund our operations, satisfy our obligations and execute our business plan. Our capital requirements reflect the combined needs of both the AI segment and the GI segment, including funding for platform development, operations and integration activities within the AI segment and potential future development activities within the GI segment.

As of June 30, 2026, we had cash and cash equivalents of approximately $1.4 million. As of December 31, 2025, we had cash and cash equivalents of approximately $0.9 million. During the three months ended June 30, 2026 and the years ended December 31, 2025 and 2024, we incurred net losses of approximately $13.0 million, $6.6 million and $18.1 million, respectively. We have not yet achieved profitability and expect to continue to incur losses for the foreseeable future. Our future capital needs will depend on a number of factors, including the operating requirements of the GridAI and AMPX business, our corporate overhead, debt service obligations, public company costs and the extent to which we seek to preserve, resume or advance development activities relating to Adrulipase.

Our independent auditors, in their reports dated May 1, 2026 and April 1, 2025 with respect to our financial statements for the years ended December 31, 2025 and 2024, respectively, included explanatory paragraphs expressing substantial doubt regarding our ability to continue as a going concern. The going concern disclosures reflected, among other factors, the Company’s recurring operating losses, negative operating cash flows, accumulated deficit, limited liquidity position and dependence on additional financing to fund operations and execute its business plan.

Based on cash on hand as of August 24, 2026, together with the aggregate gross proceeds of approximately $4 million received and additional $12.3 million that the purchasers agreed to pay prior to the effectiveness of this registration statement in connection with the May 2026 and July 2026 private placements described herein, we currently anticipate having sufficient liquidity to fund planned operations for at least the next eighteen months; If we are unable to obtain sufficient additional financing on a timely basis and on acceptable terms, or if this registration statement is not declared effective on or before January 2027, which will result with us not receiving the remainder of the proceeds from the May and July 2026 private placements until such date, we may be required to curtail or cease operations, pursue a dissolution or liquidation, seek protection under the provisions of the U.S. Bankruptcy Code, or otherwise wind down our business as we wouldn't have sufficient funds to fund our operations due to our current burn rate which is $7.8 million per year. There can be no assurance that additional financing will be available when needed or, if available, that it will be on terms acceptable to us.

The maximum number  of shares of Common Stock issuable under the Warrants issued by us in the May and July 2026 private placements is 9,638,574 if such exercise was by means of a cash exercise rather than a cashless exercise under the Warrants. This prospectus includes only these underlying shares and the 270,192 shares of Common Stock that were issued in the May and July 2026 private placements. In case of cashless exercise of the Warrants, assuming the calculation is based on the VWAP on August 21, 2026, the maximum number of shares of Common Stock issuable will be   5,560,714. See “May and July 2026 Private Placements” for further information.

During 2025 and the six months ended June 30, 2026, the Company underwent significant operational and strategic changes, including the acquisition of Grid AI Corp., the rescission transaction involving ImmunogenX, LLC, the continued integration and commercialization efforts associated with the GridAI and AMPX business, and multiple financing transactions. Notwithstanding these developments, the Company continued to experience operating losses and remained dependent on external financing sources to support operations, satisfy obligations and execute its business plan. During the second quarter of 2026, the Company identified impairment indicators associated with the Grid AI Corp. reporting unit and recorded a goodwill impairment charge of approximately $10.1 million.

In connection with the acquisition of Grid AI Corp. the Company issued 38,801.546 shares of the Company’s Series H Non-Voting Convertible Preferred Stock (the “Series H Preferred Stock”). Each share of Series H Preferred Stock is convertible into 1,000 shares of the Company’s Common Stock, subject to stockholder approval, achievement of certain milestones and certain beneficial ownership limitations, which prohibit a holder from converting shares of Series H Preferred Stock into Common Stock to the extent that, after giving effect to such conversion, such holder and its affiliates would beneficially own more than a specified percentage (as elected by the holder between 4.9% and 19.9%) of the outstanding shares of Common Stock. As of the date of this prospectus, the applicable milestones have not been achieved and the required stockholder approval has not been obtained. Accordingly, the Series H Preferred Stock is not currently convertible into shares of Common Stock. The Company is currently considering to amend the milestones, including removing or revising some or all of them, and is still planning on holding a stockholder meeting to approve the conversion of the Series H Preferred Stock and any amendments to the Series H Preferred Stock. If the milestones are amended or removed and stockholder approval is obtained, the maximum number of shares of Common Stock issuable upon conversion of the Series H Preferred Stock would be 38,801,546 (based on the 1:1,000 conversion ratio). Based on 7,131,123 shares of Common Stock outstanding as of August 24, 2026, the issuance of 38,801,546 conversion shares would reduce the ownership percentage of pre-acquisition stockholders from 100% to approximately 15.5% of the total outstanding Common Stock (on a post-conversion basis), representing a dilution of approximately 84.5% in their proportionate ownership and voting power.

Legal Proceedings

Ellenoff Grossman & Schole LLP

On March 17, 2025, Ellenoff Grossman & Schole LLP (“EGS”) filed a lawsuit against the Company in the Supreme Court of the State of New York, County of New York, seeking to recover unpaid legal fees, costs, and disbursements. EGS alleges that the Company failed to pay for legal services rendered from September 2023 through January 2025 and asserts claims for breach of contract, account stated, and quantum meruit. EGS is seeking monetary damages of approximately $749,301, plus applicable interest, costs, and disbursements.

The parties have entered into multiple stipulations extending the Company’s deadline to respond to the complaint. Most recently, on July 28, 2025, the deadline to answer, move, or otherwise respond was extended to January 13, 2026.

On January 12, 2026, EGS made a settlement proposal to resolve the matter for $450,000, consisting of an initial payment of $150,000 upon execution of a settlement agreement and the remaining $300,000 payable in equal monthly installments over a period of 12 to 16 months. EGS indicated that it would not accept payment contingent on financing or consideration in the form of equity.

The Company declined this proposal and has since continued to engage in discussions with EGS regarding a potential resolution.

On May 12, 2026, the Company entered into a Settlement Agreement and General Releases with EGS. Under the terms of the settlement agreement, the Company agreed to pay EGS an aggregate settlement amount of $360,000, consisting of (i) an initial payment of $100,000, which has been paid and (ii) three installment payments of approximately $86,667 payable over a one-year period. Upon receipt of the initial payment, EGS agreed to dismiss the pending litigation with prejudice.

WestPark Capital, Inc.

On May 26, 2026, WestPark Capital, Inc. ("WestPark") commenced an arbitration proceeding against the Company before JAMS in New York. WestPark alleges that the Company consummated certain transactions that entitle WestPark to compensation under the parties' agreement in connection with transactions occurring during August, September, and October 2025. WestPark is seeking damages of approximately $2,057,600.

The Company disputes the allegations and the amount claimed and, through legal counsel, is engaged in settlement discussions with WestPark. At this time, the outcome of the arbitration cannot be reasonably predicted. The Company has recorded an accrual of $202,000 related to this matter in its financial statements as of June 30, 2026.

Asymchem Inc.

On April 22, 2026, the Supreme Court of the State of New York, County of New York, entered a judgment in favor of Asymchem, Inc. and against the Company related to unpaid invoices from prior years in the amount of approximately $209,386. The Company accrued the amount of the judgment and applicable interest in its financial statements as of June 30, 2026.

Following entry of the judgment, Asymchem caused a restraint to be placed on certain funds held in one of the Company's bank accounts. On August 17, 2026, the Company and Asymchem entered into a stipulation pursuant to which $215,426.21 is to be remitted from the restrained funds to Asymchem in full satisfaction of the judgment. Upon receipt and clearance of the payment, Asymchem is required to withdraw and release the restraint on the remaining funds in the applicable bank account. As of the date of this prospectus, the bank was processing the remittance and release of the restraint.

Our Corporate Information

We were incorporated on January 30, 2014 in the State of Delaware under the name AzurRx BioPharma, Inc. In May 2014, we entered into a stock purchase agreement with Protea Biosciences Group, Inc. and its wholly owned subsidiary, Protea Biosciences, Inc., to acquire 100% of the outstanding capital stock of AzurRx SAS, formerly ProteaBio Europe SAS, a wholly owned subsidiary of Protea Biosciences, Inc. The acquisition was completed in June 2014. In October 2016, we completed our initial public offering and listed our Common Stock on the Nasdaq Capital Market.

On September 13, 2021, we completed the acquisition of First Wave Bio, Inc., which became our wholly owned subsidiary. In connection with that acquisition, AzurRx BioPharma, Inc. changed its name to First Wave BioPharma, Inc.

Effective October 26, 2022, our AzurRx SAS subsidiary was dissolved.

On March 13, 2024, we completed our merger with ImmunogenX, Inc. Following the merger, ImmunogenX became part of our corporate structure through ImmunogenX, LLC, a Delaware limited liability company and wholly owned subsidiary of the Company. In May 2024, we changed our name from First Wave BioPharma, Inc. to Entero Therapeutics, Inc.

On March 24, 2025, we entered into a Rescission Agreement with ImmunogenX, LLC and the former shareholders of ImmunogenX, Inc. The rescission transaction was completed on December 31, 2025. Following the closing of that transaction, ImmunogenX, LLC ceased to be a subsidiary of the Company, and we no longer held any ownership interest in that business.

On September 30, 2025, we completed a share exchange transaction pursuant to which we acquired 100% of the outstanding equity interests of Grid AI Corp., a Nevada corporation. At the time of the acquisition, Grid AI Corp. owned 75% of the issued and outstanding equity interests of AMPX, which holds the operating subsidiary AMPX Limited. Following the transaction, GridAI Corp. and its subsidiaries became consolidated subsidiaries of the Company.

Effective December 1, 2025, we changed our corporate name from Entero Therapeutics, Inc. to GridAI Technologies Corp. In connection with this name change, our Nasdaq trading symbol changed from “ENTO” to “GRDX.”

Employees

As of August 24, 2026, the Company and its subsidiaries have a total of 16 employees, all of whom are full-time. Of these, 2 full-time employees are employed at the parent company level and 14 full-time employees are employed at the subsidiary level through Grid AI Corp.The Company has no part-time employees.

Implications of Being a Smaller Reporting Company

We are a “smaller reporting company” as defined in Rule 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our shares held by non-affiliates equals or exceeds $250 million as of the prior June 30th, or (2) our annual revenues equaled or exceeded $100 million during such completed fiscal year and the market value of our shares held by non-affiliates equals or exceeds $700 million as of the prior June 30th. Such reduced disclosure and corporate governance obligations may make it more challenging for investors to analyze our results of operations and financial prospects.

Available Information

We maintain our corporate website at www. grid-ai.com. Information on our website does not constitute a part of, nor is it incorporated in any way, into this prospectus and should not be relied upon in connection with making an investment decision. Our SEC filings, including any amendments, will be made available free of charge on our website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

Our Common Stock is quoted on the Nasdaq under the symbol “GRDX”. We file annual, quarterly, and current reports, proxy statements and other information with the U.S. Securities Exchange Commission (the “SEC”) and are subject to the requirements of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). These filings are available to the public on the Internet on the SEC’s website at www.sec.gov.

Our principal business address is 433 Plaza Real, Suite 275, Boca Raton, Florida 33432, and our telephone number is (561) 589-7020.

THE OFFERING

Common Stock to be offered by the selling stockholders	Up to 270,192 shares of Common Stock, 4,684,191 shares of Common Stock issuable upon exercise of Pre-funded Warrants and 4,954,383 shares of Common Stock issuable upon Common Warrants.

Terms of the Offering:	The selling stockholders will determine when and how it will sell the Shares offered in this prospectus, as described in “Plan of Distribution.”

Common Stock outstanding prior to this offering	7,131,123 shares of Common Stock as of August 24, 2026

Use of proceeds	We will not receive any proceeds from the sale of the Shares offered hereby by the selling stockholders, although we may receive cash from the exercise of the Warrants.

Risk Factors	An investment in our securities involves a high degree of risk. See “Risk Factors” beginning on page 8 of this prospectus and the similarly titled sections in the documents incorporated by reference into this prospectus.

Nasdaq Capital Market symbol	Our Common Stock is listed on the Nasdaq Capital Market under the symbol “GRDX.” We do not intend to apply for listing of the Warrants on any securities exchange or nationally recognized trading system.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the following risks and all of the other information contained or incorporated by reference in this prospectus before deciding whether to invest in our securities , including the risks and uncertainties described below and under the caption “Risk Factors” in our most recently filed Annual Report on Form 10-K and Quarterly Report on Form 10-Q filed with the SEC, in each case as these risk factors are amended or supplemented by subsequent Annual Reports on Form 10-K or Quarterly Reports on Form 10-Q. Our business, financial condition, results of operations and future prospects may be adversely affected as a result of such risks. In such an event, the market price of our Common Stock could decline, and you could lose part or all of your investment.

Risks Relating to Ownership of Our Securities

We have identified a material weakness in our internal control over financial reporting, which could adversely affect our ability to report our financial condition and results of operations in a timely and accurate manner.

As disclosed in our Annual Report on Form 10-K for the year ended December 31, 2025, and our Quarterly Report for the period ended June 30, 2026 our management identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. This material weakness could result in a misstatement of one or more account balances or disclosures that would result in a material misstatement of our consolidated financial statements that would not be prevented or detected. We are working to remediate the material weakness; however, there can be no assurance as to when the remediation will be completed or that additional material weaknesses will not be identified in the future. If we are unable to remediate the material weakness in a timely manner, or if additional material weaknesses are identified, our ability to report our financial results on a timely and accurate basis may be adversely affected, which could result in late filings of our annual and quarterly reports, restatements of our consolidated financial statements, a loss of public confidence in our financial reporting, a decline in the market price of our Common Stock, potential delisting from the Nasdaq Capital Market, or other regulatory consequences.

If shares of our Common Stock become subject to the penny stock rules, it would become more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not retain a listing on Nasdaq or another national securities exchange and if the price of our shares of Common Stock is less than $5.00 per share, our Common Stock could be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our Common Stock, and therefore stockholders may have difficulty selling their shares. In addition, the regulations relating to penny stocks, coupled with the typically higher cost per trade to the investor of penny stocks due to factors such as broker commissions generally representing a higher percentage of the price of a penny stock than of a higher-priced stock, would further limit the ability of investors to trade in our Common Stock.

The sale of a substantial amount of our Common Stock, including resale of the Shares held by the selling stockholders in the public market, could adversely affect the prevailing market price of our Common Stock.

This prospectus covers the resale of 9,908,766 shares of our Common Stock held by the selling stockholders. Sales of substantial amounts of our Common Stock in the public market, or the perception that such sales might occur, could adversely affect the market price of our Common Stock. We cannot predict if and when selling stockholders may sell such shares in the public market.

Future sales of our Common Stock could lower our stock price and dilute existing stockholders.

We may, in the future, sell additional shares of Common Stock or other types of our securities in subsequent public or private offerings. We cannot predict the size or terms of future issuances of our securities or the effect, if any, that future sales and issuances of our securities will have on the market price of our Common Stock. Sales of substantial amounts of our securities, or the perception that such sales could occur, may adversely affect prevailing market prices for our Common Stock. In addition, these sales may be dilutive to existing stockholders.

Risks Related to Our Business and Operations

Our current dependency on external funding for our operations raises a substantial doubt about our ability to continue as a going concern. If we do not continue as a going concern, investors could lose their entire investment.

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern. We have incurred significant operating losses and negative cash flows from operations since inception. As of June 30, 2026, we had cash and cash equivalents of approximately $1.4 million and an accumulated deficit of approximately $224.9 million. We have incurred recurring losses, experienced recurring negative operating cash flows and require significant additional capital to execute our business plan.

On May 18, 2026, we completed two financing transactions providing for aggregate gross proceeds of approximately $7.8 million. At the closings, we received aggregate gross proceeds of approximately $3.6 million, with additional aggregate proceeds of $4.2 million that we will receive before effectiveness of this registration statement and with additional proceeds potentially available upon future exercise of related warrants, subject to their terms and conditions. In addition, on July 7, 2026, we completed an additional financing transaction providing for aggregate gross proceeds of approximately $8.5 million. At the closing, we received aggregate gross proceeds of approximately $0.43 million, with additional aggregate proceeds of $8.1 million to be received before effectiveness of this registration statement and with additional proceeds potentially available upon future exercise of related warrants, subject to their terms and conditions. Based on cash on hand as of August 24, 2026 and the full proceeds from these financings, we currently anticipate having sufficient liquidity to fund planned operations for at least the next 18 months. If the registration statement is not declared effective, then we will have sufficient liquidity to fund planned operations for the next six months. However, these estimates are based on assumptions that may prove to be incorrect, and we may require additional financing sooner than currently anticipated. If we are unable to obtain sufficient additional financing on a timely basis and on acceptable terms, or if this registration statement is not declared effective on or before January 2027, which will result with us not receiving the remainder of the proceeds from the May and July 2026 private placements(approximately $12.3 million) until such date, we may be required to curtail or cease operations, pursue a dissolution or liquidation, seek protection under the provisions of the U.S. Bankruptcy Code, or otherwise wind down our business as we wouldn't have sufficient funds to fund our operations due to our current burn rate which is $7.8 million per year.  There can be no assurance that additional financing will be available when needed or, if available, that it will be on terms acceptable to us. Our independent auditors have included explanatory paragraphs in their reports expressing substantial doubt regarding our ability to continue as a going concern.

Historically, our primary sources of capital have consisted of proceeds from public and private offerings of equity securities, equity-linked securities and debt financings. We remain dependent on obtaining additional financing from external sources in order to continue funding operations, satisfy obligations, support commercialization activities associated with the GridAI and AMPX business, and continue any future development activities relating to Adrulipase. There can be no assurance that additional financing will be available on acceptable terms, on a timely basis, or at all.

We have been, and are expected to continue, exploring various potential strategies available including but not limited to raising capital, restructuring our indebtedness and identifying and evaluating potential strategic alternatives but there can be no assurance that these efforts will be successful, that the Company will be able to raise necessary capital on acceptable terms, reach agreement with lenders, or that the strategic review process will result in the Company pursuing any transaction or that any transaction, if pursued, will be completed on attractive terms or at all. We are evaluating all potential strategic options, including a merger, reverse merger, sale, wind-down, liquidation and dissolution or other strategic transaction. Additionally, there can be no assurances that any particular course of action, business arrangement or transaction, or series of transactions, will be pursued, successfully consummated or lead to increased stakeholder value or that it will make any cash distributions to stockholders. Any failure in these efforts could force us to delay, limit or terminate operations, make reductions in our workforce, discontinue research and development programs, liquidate all or a portion of assets or pursue other strategic alternatives, and/or seek protection under the provisions of the U.S. Bankruptcy Code.

Without adequate working capital, we may not be able to meet our obligations and continue as a going concern. We believe that additional capital will be needed to begin a Phase 3 clinical trial for Adrulipase. In this regard, we plan to seek follow-on financing by the end of the fourth quarter of 2026, which will be used solely to fund the Phase 3 trials. If the Company is not able to obtain necessary capital, we may be required to terminate operations, liquidate all or a portion of assets and/or seek bankruptcy protection. As a result, we have concluded that our plans at this stage do not alleviate substantial doubt about the ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We may pursue acquisitions or mergers, including in industries unrelated to our current operations, which could disrupt our business, divert management attention, and have a material adverse effect on our business, financial condition, results of operations, and prospects.

We are engaged in discussions on an ongoing basis with potential acquisition or merger targets, including businesses operating in industries unrelated to the Company's current operations. We have not entered into any definitive agreement with respect to any such potential transactions, and there can be no assurance that we will enter into any such agreement or that any potential acquisition or merger will be consummated on the terms currently under discussion, or at all. Any such transactions, if consummated, could represent a significant expansion of our business into new industries in which we have limited or no operating history. Such a transaction could require the Company to devote substantial management attention and financial resources to integration, operations, regulatory compliance, personnel matters, and other business issues that differ from those the Company currently encounters, and could have a material effect on the Company's business, financial condition, results of operations, and prospects.

In addition, the Company may encounter difficulties in successfully integrating the operations, technologies, products, personnel, or business cultures of an acquired company, and our management may not be able to effectively oversee and operate the combined business. There can be no assurance that any acquisition or merger, if completed, will result in the realization of the anticipated benefits or synergies of such transaction, and the failure to achieve these benefits could have a material adverse effect on the Company's business, financial condition, results of operations, and prospects.

We recorded a significant goodwill impairment charge related to the Grid AI Corp. reporting unit within our AI segment, and further delays in the commercialization of our Grid AI business or failure to achieve our projected operating results could result in additional impairment charges and materially adversely affect our business and results of operations.

During the second quarter of 2026, we identified impairment indicators associated with the Grid AI Corp. reporting unit as a result of lower-than-projected operating results and delays in commercialization and customer contract execution. These developments resulted in delays in the anticipated timing of revenue generation and projected cash flows. As a result, we performed a quantitative goodwill impairment assessment and recorded a non-cash goodwill impairment charge of approximately $10.1 million during the second quarter of 2026, which is reflected in both the three and six months ended June 30, 2026.

Our current commercialization plan reflects a delay in the anticipated timing of revenue and profitability relative to our prior expectations. Management currently expects these revenues and associated cash flows to be delayed rather than eliminated and continues to expect the underlying commercial opportunities to progress. However, our ability to achieve our projected results depends on, among other things, the successful and timely execution of customer and project agreements, conversion of prospective customer opportunities into binding agreements, commencement and energization of projects, customer adoption of our platform, availability of sufficient capital to support our commercialization activities and our ability to successfully execute our overall business plan. There can be no assurance that these events will occur within the anticipated timeframes or at all.

Our goodwill impairment assessment requires management to make significant estimates and assumptions regarding future revenues and cash flows, the timing of commercialization, long-term growth rates, discount rates and other factors. These estimates and assumptions are inherently uncertain and actual results may differ materially from those used in our impairment assessment. If our commercialization activities experience further delays, we are unable to execute customer or project agreements on the anticipated timeline, our actual or projected revenues or cash flows decline, or other adverse changes occur in our business or market conditions, we may be required to recognize additional impairment charges in future periods. Any additional impairment charge could be material and could adversely affect our reported results of operations and financial condition.

Any acquisition or merger may result in the issuance of additional shares of our capital stock, which would dilute the ownership interests of our existing stockholders.

We may issue shares of our Common Stock or other equity securities to finance or consummate any potential acquisition or merger. Any such issuance of additional equity securities would reduce an existing stockholder's percentage ownership interest in the Company and may result in substantial dilution to the existing holders of our Common Stock. In addition, the Company may borrow money or incur debt to finance acquisitions, and such borrowings might not be available on terms as favorable to the Company as its current borrowing terms and could increase the Company's leverage and otherwise adversely affect its financial condition.

Furthermore, the terms of any equity or equity-linked securities issued in connection with an acquisition or merger could include rights, preferences, or privileges senior to those of our Common Stock, including preferential dividend or liquidation rights, anti-dilution protections, or other terms that are disadvantageous to our existing stockholders. As a result, any such transaction could cause stockholders to experience significant dilution in their percentage of ownership of the Company and could cause the per share value of our Common Stock to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this prospectus, any prospectus supplement or the documents incorporated herein and therein by reference, including statements about future financial and operating results and performance, statements about our plans, objectives, expectations and intentions with respect to future operations, products and services, and other statements that are not historical facts, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements express or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “expect,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar conditional expressions. The forward-looking statements in this prospectus or the documents incorporated herein by reference are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of important factors that could cause actual results to differ materially from those in the forward-looking statements, including the factors described under Item 1A “Risk Factors” contained herein and in our most recently filed Annual Report on Form 10-K and Registration Statement on Form S-1.

Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties.

We cannot guarantee that the results and other expectations expressed, anticipated or implied in any forward-looking statement will be realized. The risks set forth under Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, as revised or supplemented by our Quarterly Reports on Form 10-Q and other documents we file with the SEC, describe major risks to our business, and you should read and interpret any forward-looking statements together with these risks. A variety of factors, including these risks, could cause our actual results and other expectations to differ materially from the anticipated results or other expectations expressed, anticipated or implied in our forward-looking statements. Should known or unknown risks materialize, or should underlying assumptions prove inaccurate, actual results could differ materially from past results and those anticipated, estimated or projected in the forward-looking statements. You should bear this in mind as you consider any forward-looking statements.

You should read this prospectus and the documents that we incorporate by reference herein completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

USE OF PROCEEDS

The net proceeds from any disposition of the Shares will be received by the selling stockholders. We will not receive any of the proceeds from any such Shares offered by this prospectus. We will, however, receive the net proceeds of any Warrants exercised for cash. We expect to use the proceeds received from the exercise of the Warrants, if any, for general working capital purposes. There are no contractual restrictions requiring proceeds received by the Company to be allocated to either the AI segment or the GI segment. Management will determine the allocation of available proceeds among the Company's operations based on business needs and strategic priorities, and no fixed percentage allocation between the segments has been established.

DIVIDEND POLICY

We have not paid any dividends on our Common Stock since inception and we currently expect that, in the foreseeable future, all earnings, if any, will be retained for the development of our business and no dividends will be declared or paid. Any future dividends will be subject to the discretion of our Board of Directors and will depend upon, among other things, our earnings, if any, operating results, financial condition and capital requirements, general business conditions and other pertinent facts.

MAY AND JULY 2026 PRIVATE PLACEMENTS

$2.54 Million Financing

On May 8, 2026, May 11, 2026, and May 12, 2026, we entered into the Purchase Agreements with certain accredited investors for a private placement offering, or the Private Placement, of the Company’s shares of Common Stock, Pre-funded Warrants and Common Warrants. Pursuant to the Purchase Agreement, we sold (i) 74,000 shares of Common Stock, (ii) Warrants to purchase up to 1,270,001 shares of Common Stock, and (ii) 1,196,000 Pre-funded Warrants with each Pre-funded Warrant exercisable for one share of Common Stock. The combined purchase price for one share of Common Stock or Pre-Funded Warrant in lieu of share of Common Stock andone Common Warrant was $2.00. The Pre-funded Warrants have an exercise price of $0.00001 per share, subject to adjustment.

The selling stockholders that were parties to the May 8, 2026 Purchase Agreement were North York Ltd, VMD Legacy Capital and Strategic EP LLC; the selling stockholder that was a party to the May 11, 2026 Purchase Agreement was Nicholas D’Onofrio; the selling stockholders that were parties to the May 12, 2026 Purchase Agreement were North York Ltd and VMD Legacy Capital,

The Common Warrants issuable pursuant to the Purchase Agreement dated May 8, 2026 have an exercise price of $2.56 per share, the Common Warrants issuable pursuant to the Purchase Agreement dated May 11, 2026 have an exercise price of $2.74 per share and the Common Warrants issuable pursuant to the Purchase Agreement dated May 12, 2026 have an exercise price of $2.89 per share, all subject to adjustment as set forth in the Common Warrants for stock splits, stock dividends, recapitalizations and similar customary adjustments.

The Private Placement closed on May 18, 2026.

The Pre-funded Warrants are exercisable immediately and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. The Common Warrants are exercisable six months after the issuance date and expire five years from the earlier of the effective date of the Registration Statement or the date that the Common Stock underlying the Pre-Funded Warrants and Common Warrants can be resold without restriction or limitation pursuant to Rule 144.

In lieu of making the cash payment  otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the Investors may exercise their Warrants (either in whole or in part), at any time by means of a cashless exercise in which the Inventors shall be entitled to receive less shares than they would upon a cash exercise of the Warrants. The net number of shares of Common Stock issuable upon a cashless exercise of the Warrants is determined according to a formula set forth in the Warrants, which generally provides for a number of shares equal to (A) (1) the volume weighted average price on the trading day preceding the notice of exercise, if the notice of exercise is executed and delivered (x) on a day that is not a trading day or (y) prior to the opening of “regular trading hours” on a trading day, or (2) at the option of the Investors, the VWAP on the trading day immediately preceding the date of the notice of exercise or the highest Bid Price, as defined in the Warrants, of the Common Stock on the principal Trading Market within two (2) hours of the delivery of the notice of exercise, if delivered during “regular trading hours,” or within two (2) hours after the close of “regular trading hours” on a trading day, or (3) the volume weighted average price on the date of the notice of exercise, if delivered two (2) or more hours following the close of “regular trading hours” on such trading day, less (B) the exercise price, multiplied by (C) the number of shares of Common Stock the Warrant was exercisable into, with such product then divided by the number determined under clause (A) in this sentence.

The respective Pre-funded Warrants or Common Warrants may not be exercised to the extent such exercise would cause the holder to beneficially own more than 4.99% of the Company’s issued and outstanding Common Stock. The exercise price of the Warrants is subject to appropriate adjustment in the event of stock splits, stock dividends, recapitalizations and similar customary adjustments.

In connection with the Purchase Agreements, we entered into a registration rights agreements, or the Registration Rights Agreements, with the investors. Pursuant to the Registration Rights Agreements, we are required to file a resale registration statement, or the Registration Statement, with the SEC to register for resale the shares of Common Stock issued in the financing and the shares of Common Stock issuable upon exercise of the Warrants within 15 days after the closing of the transactions contemplated by the Purchase Agreement, and to have such Registration Statement declared effective as promptly as possible after its filing. The Company is filing this registration statement in satisfaction of its obligation to file a registration statement under the Registration Rights Agreement.

$5.25 Million Financing

On May 11, 2026, we entered into the Purchase Agreement with certain accredited investors for an additional private placement offering, or the Additional Private Placement, of the Company’s shares of Common Stock, Pre-funded Warrants and Common Warrants. Pursuant to the Purchase Agreement, we sold (i) 87,260 shares of Common Stock, (ii) Warrants to purchase up to 1,832,459 shares of Common Stock, and (ii) 1,745,199 Pre-funded Warrants with each Pre-funded Warrant exercisable for one share of Common Stock. The combined purchase price for one share of Common Stock or Pre-Funded Warrant in lieu of share of Common Stock andone Common Warrant was $2.865. The Pre-funded Warrants have an exercise price of $0.00001 per share, subject to adjustment, and the Common Warrants have an exercise price of $2.865 per share, subject to adjustment as set forth in the Common Warrants for stock splits, stock dividends, recapitalizations and similar customary adjustments.

The selling stockholders that were parties to the May 11, 2026 Purchase Agreement were Gorilla Capital, North York Ltd, Strategic EP LLC and Indigo Capital Investments Ltd.

The Additional Private Placement closed on May 18, 2026. At closing, the Company issued to the investors all the above securities, received $1.05 million (20%) of the gross proceeds and pursuant to the Purchase Agreement  the purchasers agreed to pay the remaining$4.2 million (80%) of the proceeds prior to the declaration by the SEC that the Registration Statement is effective.

The Pre-funded Warrants are exercisable immediately and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. The Common Warrants are exercisable immediately and expire five years from the earlier of the effective date of the Registration Statement or the date that the Common Stock underlying the Pre-Funded Warrants and Common Warrants can be resold without restriction or limitation pursuant to Rule 144.

In lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the Investors may exercise their Warrants (either in whole or in part), at any time by means of a cashless exercise in which the Inventors shall be entitled to receive less shares than they would upon a cash exercise of the Warrants. The net number of shares of Common Stock issuable upon a cashless exercise of the Warrants is determined according to a formula set forth in the Warrants, which generally provides for a number of shares equal to (A) (1) the volume weighted average price on the trading day preceding the notice of exercise, if the notice of exercise is executed and delivered (x) on a day that is not a trading day or (y) prior to the opening of “regular trading hours” on a trading day, or (2) at the option of the Investors, the VWAP on the trading day immediately preceding the date of the notice of exercise or the highest Bid Price, as defined in the Warrants, of the Common Stock on the principal Trading Market within two (2) hours of the delivery of the notice of exercise, if delivered during “regular trading hours,” or within two (2) hours after the close of “regular trading hours” on a trading day, or (3) the volume weighted average price on the date of the notice of exercise, if delivered two (2) or more hours following the close of “regular trading hours” on such trading day, less (B) the exercise price, multiplied by (C) the number of shares of Common Stock the Warrant was exercisable into, with such product then divided by the number determined under clause (A) in this sentence.

The respective Pre-funded Warrants or Common Warrants may not be exercised to the extent such exercise would cause the holder to beneficially own more than 4.99% of the Company’s issued and outstanding Common Stock. The exercise price of the Warrants is subject to appropriate adjustment in the event of stock splits, stock dividends, recapitalizations and similar customary adjustments.

In connection with the Purchase Agreement, we entered into a registration rights agreement, or the Registration Rights Agreement, with the investors. Pursuant to the Registration Rights Agreement, we are required to file a resale registration statement, or the Registration Statement, with the SEC to register for resale the shares of Common Stock issued in the financing and the shares of Common Stock issuable upon exercise of the Warrants within 15 days after the closing of the transactions contemplated by the Purchase Agreement, and to have such Registration Statement declared effective as promptly as possible after its filing. The Company is filing this registration statement in satisfaction of its obligation to file a registration statement under the Registration Rights Agreement.

$8.5 Million Financing

On July 1, 2026, the Company entered into a securities purchase agreement, or the July Purchase Agreement, with certain accredited investors for an additional private placement offering of the Company’s shares of Common Stock, Pre-Funded Warrants and Common Warrants. Pursuant to the July Purchase Agreement, the Company agreed to sell to the purchasers an aggregate of (i) 108,932 shares of Common Stock, (ii) Pre-Funded Warrants to purchase up to an aggregate of 1,742,991 shares of Common Stock and (iii) Common Warrants to purchase up to an aggregate of 1,851,923 shares of Common Stock, for gross proceeds to the Company of approximately $8,500,000. The combined purchase price for one share of Common Stock or Pre-Funded Warrant in lieu of a share of Common Stock and one Common Warrant is $4.59.

The selling stockholders that were parties to the July 1, 2026 Purchase Agreement were Gorilla Capital, VMD Legacy Capital, North York Ltd, Strategic EP LLC, Indigo Capital Investments Ltd and Aerolith Global LLC.

The Company intends to use the net proceeds for general corporate purposes, which may include acquisitions and/or the repayment of outstanding debt, and working capital. The closingoccurred on July 7, 2026. At closing, the Company issued to the investors all the above securities, received five percent (5%) of the gross proceeds and pursuant to the Purchase Agreement the purchasers agreed to pay the remaining ninety-five percent (95%) of the proceeds prior to the declaration by the SEC that the Registration Statement is effective.

The Pre-Funded Warrants have an exercise price of $0.0001 per share, subject to adjustment, and no expiration date. The Pre-Funded Warrants are exercisable immediately and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. The Common Warrants are exercisable immediately and expire five years from the earlier of the effective date of the Registration Statement or the date that the Common Stock underlying the Pre-Funded Warrants and Common Warrants can be resold without restriction or limitation pursuant to Rule 144. The Common Warrants have an exercise price of $4.47 per share, subject to adjustment as set forth in the Common Warrants for stock splits, stock dividends, recapitalizations and similar customary adjustments.

In lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the Investors may exercise their Warrants (either in whole or in part), at any time by means of a cashless exercise in which the Inventors shall be entitled to receive less shares than they would upon a cash exercise of the Warrants. The net number of shares of Common Stock issuable upon a cashless exercise of the Warrants is determined according to a formula set forth in the Warrants, which generally provides for a number of shares equal to (A) (1) the volume weighted average price on the trading day preceding the notice of exercise, if the notice of exercise is executed and delivered (x) on a day that is not a trading day or (y) prior to the opening of “regular trading hours” on a trading day, or (2) at the option of the Investors, the VWAP on the trading day immediately preceding the date of the notice of exercise or the highest Bid Price, as defined in the Warrants, of the Common Stock on the principal Trading Market within two (2) hours of the delivery of the notice of exercise, if delivered during “regular trading hours,” or within two (2) hours after the close of “regular trading hours” on a trading day, or (3) the volume weighted average price on the date of the notice of exercise, if delivered two (2) or more hours following the close of “regular trading hours” on such trading day, less (B) the exercise price, multiplied by (C) the number of shares of Common Stock the Warrant was exercisable into, with such product then divided by the number determined under clause (A) in this sentence.

The respective Pre-Funded Warrants or Common Warrants may not be exercised to the extent such exercise would cause the holder to beneficially own more than 4.99% (or 9.99% for two of the investors) of the Company’s issued and outstanding Common Stock.

In connection with the July Purchase Agreement, the Company entered into a registration rights agreement with the purchasers. Pursuant to the registration rights agreement, the Company is required to file a resale registration statement with the SEC to register for resale the shares issuable upon exercise of the Pre-Funded Warrants and the shares issuable upon exercise of the Common Warrants within 15 days after the closing, and to have such registration statement declared effective as promptly as possible after its filing.

Possible scenarios for dilution of our existing stockholders  upon exercise of the Warrants

The dilution that our existing shareholder may suffer from if the Investor will exercise their Warrants depends on the number of Warrants that will be exercise as well as the exercise price. The below illustrates a few possible scenarios. All scenarios assume no limitations on exercising the Warrants. Actual dilution may differ.

a.	Exercise of all Warrants by means of cash payment

If all shares of Common Stock issuable upon exercise of the Warrants were issued by means of a cash (without applying any beneficial ownership limitation), such issuance of 9,638,574 would reduce the existing stockholder's percentage ownership interest in the Company and would result in substantial dilution to the existing holders of our Common Stock, such that the current stockholders would hold approximately only 42.5% of our outstanding Common Stock after such issuance.

As a general matter, in case the price of our shares of Common Stock falls below the applicable exercise price of the Common Warrants, then applying a cashless exercise for exercising the Common warrants would result in negative number of shares, which means that the option for cashless exercise cannot be completed and no shares can be issued through this method, and the only option is cash exercise.

b.	Exercise of all Warrants by means of cashless exercise, using the VWAP on August 21, 2026

Common Warrants

The total number of shares of Common Stock issuable is 876,576, as detailed in the below table.

	$2.54 million Financing			$5.25 Million Financing	$8.5 Million Financing
Date of Transaction	May 8, 2026	May 11, 2026	May 12, 2026	May 11, 2026	July 1, 2026
Number of Warrant Shares if exercise in cash	1,158,501	50,000	61,500	1,832,459	1,851,923
Exercise Price	$2.56	$2.74	$2.89	$2.865	$4.47
VWAP on August 21, 2026	3.8324	3.8324	3.8324	3.8324	3.8324
Number of Shares to be issued if cashless exercise	384,637	14,252	15,123	462,564	-

Pre-funded Warrants

The total number of shares of Common Stock issuable is 4,684,138, as detailed in the below table.

	$2.54 million Financing			$5.25 Million Financing	$8.5 Million Financing
Date of Transaction	May 8, 2026	May 11, 2026	May 12, 2026	May 11, 2026	July 1, 2026
Number of Warrant Shares if exercise in cash	1,196,001	-	-	1,745,199	1,742,991
Exercise Price	$0.00001	$0.00001	$0.00001	$0.00001	$0.0001
VWAP on August 21, 2026	3.8324	3.8324	3.8324	3.8324	3.8324
Number of Shares to be issued if cashless exercise	1,195,998	-	-	1,745,194	1,742,946

If all shares of Common Stock issuable upon exercise of the Warrants were issued by means of a cashless exercise (without applying any beneficial ownership limitation), such issuance of 5,560,714 shares of Common Stock would reduce an existing stockholder's percentage ownership interest in the Company and would result in substantial dilution to the existing holders of our Common Stock, such that the current stockholders would hold approximately only 56.2% of our outstanding Common Stock after such issuance.

c.	Exercise of all Warrants by means of cashless exercise, using the bid price

As provided in the Warrants, the investors have the option to use the highest Bid Price, as defined in the Warrants, of the Common Stock, and not the VWAP. For this scenario we assumed that the highest Bid Price, as defined in the Warrants, being used is $3.175, which was the highest bid price on July 27, 2026.

Common Warrants

The total number of shares of Common Stock issuable is 415,777, as detailed in the below table.

	$2.54 million Financing			$5.25 Million Financing	$8.5 Million Financing
Date of Transaction	May 8, 2026	May 11, 2026	May 12, 2026	May 11, 2026	July 1, 2026
Number of Warrant Shares if exercise in cash	1,158,501	50,000	61,500	1,832,459	1,851,923
Exercise Price	$2.56	$2.74	$2.89	$2.865	$4.47
Highest Bid price	3.175	3.175	3.175	3.175	3.175
Number of Shares to be issued if cashless exercise	224,402	6,850	5,608	178,917	-

Pre-funded Warrants

The total number of shares of Common Stock issuable is 4,693,175, as detailed in the below table.

	$2.54 million Financing			$5.25 Million Financing	$8.5 Million Financing
Date of Transaction	May 8, 2026	May 11, 2026	May 12, 2026	May 11, 2026	July 1, 2026
Number of Warrant Shares if exercise in cash	1,196,001	-	-	1,745,199	1,742,991
Exercise Price	$0.00001	$0.00001	$0.00001	$0.00001	$0.00001
Highest Bid price	3.175	3.175	3.175	3.175	3.175
Number of Shares to be issued if cashless exercise	1,195,997	-	-	1,754,193	1,742,985

If all shares of Common Stock issuable upon exercise of the Warrants were issued by means of a cashless exercise (without applying any beneficial ownership limitation), such issuance of 5,108,952 shares of Common Stock would reduce an existing stockholder's percentage ownership interest in the Company and would result in substantial dilution to the existing holders of our Common Stock, such that the current stockholders would hold approximately only 58.3% of our outstanding Common Stock after such issuance.

SELLING STOCKHOLDERS

The Shares being offered by the selling stockholders are those Common Shares previously issued to the selling stockholders, and those shares of Common Stock issuable to the selling stockholders, upon exercise of the Warrants. For additional information regarding the issuances of the Common Shares and Warrants, see “2026 Private Placements” above. We are registering the Shares in order to permit the selling stockholders to offer the Shares for resale from time to time. Except for the ownership of the Common Shares and the Warrants, or as set forth in the table below, the selling stockholders have not had any material relationship with us within the past three years.

The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of Common Stock by each of the selling stockholders. The second column lists the number of shares of Common Stock beneficially owned by each selling stockholder, based on its ownership of the shares of Common Stock and warrants, as of August 24, 2026, assuming exercise of the Warrants held by the selling stockholders on that date, without regard to any limitations on exercises. The third column lists the Shares being offered by this prospectus by the selling stockholders. The fourth column assumes the sale of all of the Shares offered by the selling stockholders pursuant to this prospectus.

In accordance with the terms of the Registration Rights Agreements with the selling stockholders, this prospectus generally covers the resale of the maximum number of shares of Common Stock issuable upon exercise of the related Warrants, determined as if the outstanding Warrants were exercised in full as of August 24, 2026, each as of the trading day immediately preceding the applicable date of determination and all subject to adjustment as provided in the Registration Rights Agreements, without regard to any limitations on the exercise of the Warrants.

Under the terms of the Warrants, a selling stockholder may not exercise the Warrants to the extent such exercise would cause such selling stockholder, together with its affiliates and attribution parties, to beneficially own a number of shares of Common Stock which would exceed 4.99% or 9.99%, of our then outstanding Common Stock following such exercise, excluding for purposes of such determination shares of Common Stock issuable upon exercise of the Warrants that have not been exercised. The numbers of Common Stock in the second and fourth columns do not reflect these limitations. The selling stockholders may sell all, some or none of their Shares in this offering. See “Plan of Distribution.”

Name of Selling Stockholder	Number of shares of Common Stock Beneficially Owned Prior to Offering		Maximum Number of shares of Common Stock to be Sold Pursuant to this Prospectus	Number of shares of Common Stock Beneficially Owned After Offering
North York LTD	3,252,211	(1)	3,172,892	79,319

Strategic EP LLC	4,363,631	(2)	3,097,746	1,265,885

VMD Legacy Capital	1,457,065	(3)	1,401,306	55,759

Gorilla Capital	1,800,197	(4)	1,744,438	55,759

Indigo Capital Investments LP	238,452	(5)	238,452	-

Aerolith Global LLC	108,932	(7)	108,932	-

Nicholas D’Onofrio	100,000	(6)	100,000	-

(1)	Consists of (A) (i) 75,520 shares of Common Stock and (ii) 3,799 shares of Common Stock underlying common warrants issued in the August 2025 Offering, (B) (i) 1,005,400 shares of Common Stock underlying Pre-Funded Warrants and (ii) 1,005,400 shares of Common Stock underlying Common Warrants issued in the May 2026 Private Placements, and (C) (i) 581,046 shares of Common Stock underlying Pre-Funded Warrants and (ii) 581,046 shares of Common Stock underlying Common Warrants issued in the July 2026 Private Placement. Ashwood Forbes, the director of North York LTD, has voting and investment control of the shares held by North York LTD, and may be deemed to be the beneficial owner of such shares. Ashwood Forbes, however, disclaims any beneficial ownership of the shares held by North York LTD. All of the warrants have a blocker provision that subject the exercise/conversion of such securities to a 4.99% beneficial ownership limitation. The address of North York LTD is 007 Emily House, 1105 Leeward Highway, Providenciales P.O. Box 666, Turks and Caicos Islands.North York has exercised all of the Pre-Funded Warrants and 1,655,815 of Common Warrants from the August 2025 Offering in a few tranches and sold most of the shares received upon such exercises, such that as of August 24, 2026 it holds only 75,520 shares of Common Stock from these exercises.

(2)

Consists of (A)(i) 19,520 shares of Common Stock, (ii) 1,246,365 shares of Common Stock underlying common warrants issued in the August 2025 Offering, (B)(i) 967,900 shares of Common Stock underlying Pre-Funded Warrants and (ii) 967,900 shares of Common Stock underlying Common Warrants issued in the May 2026 Private Placements, and (C)(i) 580,973 shares of Common Stock underlying Pre-Funded Warrants and (ii) 580,973 shares of Common Stock underlying Common Warrants issued in the July 2026 Private Placement. Alex Deitch, the manager of Strategic EP LLC, has voting and investment control of the shares held by Strategic EP LLC, and may be deemed to be the beneficial owner of such shares. Alex Deitch, however, disclaims any beneficial ownership of the shares held by Strategic EP LLC. All of the warrants that were issued to Strategic EP LLC in May 2026 have a blocker provision that subject the exercise/conversion of such securities to a 4.99% beneficial ownership limitation. All of the warrants that were issued to Strategic EP LLC in July 2026  have a blocker provision that subject the exercise/conversion of such securities to a 9.99% beneficial ownership limitation. The address of Strategic EP LLC is 1050 Crown Pointe Parkway, Suite 500 Atlanta GA, 30338. Strategic EP LLC has exercised all of the Pre-Funded Warrants and 142,202 of Common Warrants from the August 2025 Offering in a few tranches and sold most of the shares received upon such exercises, such that as of August 24, 2026 it holds only 19,520 shares of Common Stock from these exercises.

In October 2025 and December 2025, we entered into financing arrangements that included promissory notes issued together with warrants to purchase shares of our Common Stock. The aggregate principal amount of the promissory notes issued under these arrangements with Strategic EP LLC was $1,125,000 and we also issued warrants to purchase up to 380,000 shares of Common Stock. The notes do not bear stated interest and mature one year and one day from their respective issuance dates. The warrants issued in connection with these arrangements were issued in private transactions exempt from registration under Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D. The shares issuable under these warrants are not included in the above table as they are not exercisable within 60 days.

(3)	Consists of (A) 55,759 shares of Common Stock issued in 2025, (B)(i) 386,167 shares of Common Stock underlying Pre-Funded Warrants, (ii) 410,167 shares of Common Stock underlying Common Warrants, and (iii) 24,000 shares of Common Stock issued in the May 2026 Private Placements, and (C)(i) 290,486 shares of Common Stock underlying Pre-Funded Warrants, and (ii) 290,486 shares of Common Stock underlying the Common Warrants issued in the July 2026 Private Placement. Joshua Ackers, director of VMD Legacy Capital, has voting and investment control of the shares held by VMD Legacy Capital, and may be deemed to be the beneficial owner of such shares. Joshua Ackers, however, disclaims any beneficial ownership of the shares held by VMD Legacy Capital. All of the warrants have a blocker provision that subject the exercise/conversion of such securities to a 4.99% beneficial ownership limitation. The address of VMD Legacy Capital is Second Floor, Caribbean Plaza, 878 West Bay Road, PO Box 30310, Grand Cayman, KY1-1202 Cayman Islands.

(4)	Consists of (A) 55,759 shares of Common Stock issued in 2025, B(i) 581,733 shares of Common Stock underlying Pre-Funded Warrants, and (ii) 581,733 shares of Common Stock underlying Common Warrants, and (B)(i) 290,486 shares of Common Stock underlying Pre-Funded Warrants, and (ii) 290,486 shares of Common Stock underlying Common Warrants issued in the July 2026 Private Placement. Joshua Ackers, director of Gorilla Capital, has voting and investment control of the shares held by Gorilla Capital, and may be deemed to be the beneficial owner of such shares. Joshua Ackers, however, disclaims any beneficial ownership of the shares held by Gorilla Capital. All of the warrants have a blocker provision that subject the exercise/conversion of such securities to a 4.99% beneficial ownership limitation. The address of Gorilla Capital is Second Floor, Caribbean Plaza, 878 West Bay Road, PO Box 30310, Grand Cayman, KY1-1202 Cayman Islands.

(5)	Consists of (A)(i) 87,260 shares of Common Stock underlying Common Warrants and (ii) 87,260 shares of Common Stock issued in the May 2026 Private Placements, and (B)(i) 54,466 shares of Common Stock and (ii) 54,466 shares of Common Stock underlying Common Warrants issued in the July 2026 Private Placement. Christian Girodet, director of Indigo Capital Investments Ltd, has voting and investment control of the shares held by Indigo Capital Investments Ltd, and may be deemed to be the beneficial owner of such shares. Christian Girodet, however, disclaims any beneficial ownership of the shares held by Indigo Capital Investments Ltd. All of the warrants that were issued to Indigo Capital Investments Ltd in May 2026 have a blocker provision that subject the exercise/conversion of such securities to a 4.99% beneficial ownership limitation. All of the warrants that were issued to Indigo Capital Investments Ltd in July 2026 have a blocker provision that subject the exercise/conversion of such securities to a 9.99% beneficial ownership limitation. The address of Indigo Capital Investments Ltd is 89 Nexus Way Camana Bay Grand Cayman KY1-9009, Cayman Islands.

(6)	Consists of (i) 50,000 shares of Common Stock underlying Common Warrants, and (ii) 50,000 shares of Common Stock. All of the warrants have a blocker provision that subject the exercise/conversion of such securities to a 4.99% beneficial ownership limitation. The address of Nicholas D’Onofrio is 8369 W Fairview Ave. Littleton, CO 80128. Mr. D’Onofrio is also a shareholder of Pronghorn Resources, LLC (“Pronghorn”). On July 17, 2026, the Company made a $2.0 million loan to Pronghorn pursuant to a secured convertible promissory note. The loan is secured by substantially all of Pronghorn’s assets and is convertible into membership interests of Pronghorn upon the occurrence of certain events.

(7)	Consists of (i) 54,466 shares of Common Stock and (ii) 54,466 shares of Common Stock underlying Common Warrants issued in the July 2026 Private Placement. Gordon Roblin, director of Aerolith Global LLC, has voting and investment control of the shares held by Aerolith Global LLC, and may be deemed to be the beneficial owner of such shares. Gordon Roblin, however, disclaims any beneficial ownership of the shares held by Aerolith Global LLC. All of the warrants have a blocker provision that subject the exercise/conversion of such securities to a 4.99% beneficial ownership limitation. The address of Aerolith Global LLC is Euro House, Richmond Hill Rd., Kingstown, St. Vincent and the Grenadines.

PLAN OF DISTRIBUTION

Each selling stockholder of the securities and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the Nasdaq Capital Market or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling stockholder may use any one or more of the following methods when selling securities:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	in transactions through broker-dealers that agree with the selling stockholders to sell a specified number of such securities at a stipulated price per security;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

In connection with the sale of the securities or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The selling stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the securities. The Company has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the selling stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the Common Stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the Common Stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

 MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information required by Item 303 of Regulation S-K is incorporated by reference from Part II, Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” of our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on May 1, 2026, and Part I, Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, filed with the SEC on August 21, 2026.

DIRECTORS AND EXECUTIVE OFFICERS; Executive Compensation; SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT; CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by Items 401, 402, 403 and 404 of Regulation S-K and Items 407(a) and 407(e)(4) of Regulation S-K is incorporated by reference from Part III, Items 10, 11, 12 and 13 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on May 1, 2026, as supplemented by the disclosure under “Directors and Executive Officers” and “Security Ownership of Certain Beneficial Owners and Management” in this prospectus.

Directors and Executive Officers

The following sets forth certain information regarding the Company’s current directors and executive officers, including a description of the position each holds, the role(s) each performs with the company, and a summary of each person’s business experiences for at least the most recent five years:

Name	Age	Position
Jason D. Sawyer	54	Chief Executive Officer and Director
Anna Skowron	39	Chief Financial Officer
Edward J. Borkowski	66	Chairman of the Board and Chair of the Audit and Compensation Committee
Manpreet Uppal	40	Independent Director
Geordan G. Pursglove	37	Director
Jack Syage	71	Independent Director

Jason D. Sawyer has served as Chief Executive Officer and a member of the Board of Directors of GridAI Technologies Corp. since August 2025, initially as Interim Chief Executive Officer and formally appointed Chief Executive Officer effective December 19, 2025. In his role as Chief Executive Officer, Mr. Sawyer is responsible for managing the Company’s day-to-day operations, implementing its strategic plan, and overseeing the integration of Grid AI Corp. Mr. Sawyer provides his services through Access Alternative Group S.A., a Bahamian venture investment and advisory firm, of which he has served as General Manager since 2004. From 2024 to present, Mr. Sawyer has also served in an advisory capacity as Head of Finance and M&A at Quantum BioPharma Ltd. (Nasdaq: QNTM). He currently serves on the boards of The FUTR Corp. (TSX-V: FTRC), Perpetuals.com Ltd. (Nasdaq: PDC), Greenland Mines (Nasdaq: GRML), and Lixte Biotechnology Holdings, Inc. (Nasdaq: LIXT), where he chairs the Compensation Committee. Over his more than 30-year career in alternative investments, Mr. Sawyer has advised on and deployed significant venture capital across software, fintech, blockchain, biotechnology, clean energy, natural resources, and consumer products.

Anna Skowron has served as the Chief Financial Officer of GridAI Technologies Corp. since March 2025. In this role, she oversees the Company’s financial reporting, SEC compliance, internal controls, capital markets activities, and finance function. Her consulting arrangement with the Company was previously through Skowron Accounting Professional Corporation and subsequently transitioned to BPC Consulting Ltd. starting June 1, 2026. BPC Consulting Ltd. provides Chief Financial Officer and other consulting and accounting services to the Company. From 2020 through June 2026, Ms. Skowron served as the Principal of Skowron Accounting Professional Corporation, where she provided chief financial officer, accounting, financial reporting, mergers and acquisitions advisory, and capital markets consulting services to public and private companies across a range of industries. During this period, she advised on financings and supported strategic transactions.From December 9, 2025 through August 6, 2026, Ms. Skowron served as Fractional Chief Financial Officer of Nuclea Energy Inc. Since February 9, 2026, Ms. Skowron has served as Fractional Chief Financial Officer of Powell Max Limited. In these roles, she has provided executive financial leadership and strategic oversight while being supported by her finance team, which assists in the execution of financial reporting, SEC compliance, corporate finance, and other finance functions under her direction and supervision.Ms. Skowron holds a Bachelor of Commerce with a Specialist in Accounting and Major in Economics degree from University of Toronto.

Edward J. Borkowski is an experienced public-company executive and board leader with more than three decades of senior leadership experience across the pharmaceutical, healthcare and life sciences industries. He has served in senior executive and Chief Financial Officer roles at Mylan, CareFusion, Concordia Healthcare and MiMedx, with extensive experience in corporate finance, capital markets, mergers and acquisitions, strategic transactions, operational transformation and corporate governance. Mr. Borkowski has also served on the boards of several public companies, where he has helped guide organizations through complex strategic, financial, regulatory and governance matters. He currently serves as Chairman of the Board of GridAI Technologies.

Manpreet Uppal has served as a member of the Board of Directors of GridAI Technologies Corp. since February 2025, serving on the Audit Committee (as financial expert), Compensation Committee, and Nominating and Corporate Governance Committee. In this role, Mr. Uppal provides independent oversight of the Company’s audit, compensation, and governance functions. Since 2021, Mr. Uppal has operated Mike Uppal Personal Real Estate Corporation and has practiced as a licensed realtor with the Fraser Valley Real Estate Board, having spent the majority of his career with Sutton Group before joining Century 21 Coastal Realty in May 2026. Since approximately 2012, Mr. Uppal has also been active in the capital markets, with experience in both private and public market investments and financing transactions.

Geordan G. Pursglove has served as a member of the Board of Directors of GridAI Technologies Corp. since August 11, 2025. In this role, Mr. Pursglove provides oversight of the Company’s strategic direction and corporate governance. From June 16, 2025 to present, Mr. Pursglove has served as Chief Executive Officer and Chairman of Lixte Biotechnology Holdings, Inc. (Nasdaq: LIXT), a clinical-stage biopharmaceutical company focused on advancing innovative oncology and immunotherapy solutions. From January 30, 2026 to present, he has served as Chief Executive Officer and Chairman of Powell Max Limited (Nasdaq: PMAX). From April 23, 2015 to present, he has served as Managing Director of The 2GP Group LLC, an investment and advisory firm. Previously, Mr. Pursglove played a pivotal role at SemiCab Holdings, the primary subsidiary of Algorhythm Holdings, Inc. (Nasdaq: RIME), where he helped drive its strategic merger and led capital-raising efforts.

Jack A. Syage, Ph.D. has served as a member of the Board of Directors of GridAI Technologies Corp. since March 2024, serving on the Audit and Nominating and Corporate Governance Committees. In this role, Dr. Syage provides oversight of the Company’s scientific strategy and audit and governance functions. Dr. Syage has over 30 years of experience in creating and leading the development of innovative technologies in the analytical instrumentation field and is regarded as a leading expert in mass spectrometry and trace chemical detection. Dr. Syage founded Syagen Technology, Inc. and led its growth culminating in its successful acquisition in 2011 by Safran S.A. Dr. Syage currently serves on the boards of directors of Advanced Telesensors, Analytical Detection, and Appellation Ventures. He has published over 140 papers, delivered approximately 100 invited talks, and has over 30 U.S. patents issued or pending. His honorary positions include Fellow of the American Physical Society, Visiting Professor at UC Irvine, Visiting Professor at the Université de Paris-Sud, and Editorial Board member of the Journal of Physical Chemistry. Dr. Syage received his B.A. from Hamilton College and his Ph.D. from Brown University, and completed a postdoctoral fellowship at Caltech under Nobel Laureate Ahmed Zewail.

Key leaders of Grid Ai Corp and its subsidiary, AMPX UK Holdings (“AMPX”)

Marshall Chapin has served as Chief Executive Officer of GridAI Corp. since 2025, leading the company's strategic transformation into an AI-powered energy orchestration platform focused on enabling reliable, resilient, and cost-effective power for hyperscale AI data centers and other large energy users. He has been involved in the company's commercialization strategy, strategic partnership development, and corporate restructuring initiatives. Mr. Chapin brings more than 25 years of executive leadership experience spanning energy technology, software, distributed energy resources, and industrial markets. Prior to joining GridAI, he served as Chief Customer Officer of Eos Energy Enterprises, where he led global commercial activities for the world's leading provider of long-duration zinc-based battery energy storage systems. Earlier in his career, Mr. Chapin held senior leadership positions across a range of public and private companies, including Vice President of Sales at EnerNOC, where he helped scale the company through its initial public offering and subsequent growth into a global leader in demand response and energy intelligence before its acquisition by Enel. He also served as Chief Revenue Officer of SYSO Technologies, Chief Revenue Officer of CIMCON Lighting (acquired by Quantela), Chief Strategy Officer at Sense, and Chief Operating Officer at Highland Pellets and Envision Schools. Mr. Chapin holds a Master of Business Administration from the Samuel Curtis Johnson Graduate School of Management at Cornell University and a Bachelor of Arts from Kenyon College, where he was an NCAA All-American and was inducted into the Kenyon Athletic Association Hall of Fame.

Mike Krastev is serving as the Chief Product Officer of AMPX. With a Master's degree in Computer Science and a PhD in Artificial Chemistries, Mr. Krastev has a strong background in complex systems and emergent behaviour. Post-academia, he transitioned into the energy sector, seeking to apply his knowledge to tackle distributed control challenges inherent in the energy transition. Mr. Krastev joined AMPX at its inception as one of the first employees and was promoted to Head of Product where he has been leading the product team since 2019 focusing on the platform offering and overseeing the whole product strategy. In his capacity as Chief Product Officer, he establishes a crucial bridge between customers and technical teams, closely collaborating with all internal and external stakeholders.

Vaclav Moulis is serving as the Chief Energy Systems Control and Optimization Engineer of AMPX. Mr. Moulis has nearly 20 years of experience in Research and Development in the fields of cybernetics, advanced process control, automotive automation systems, and software solutions development for power systems and energy management. He holds a degree in Cybernetics from University of West Bohemia in Czech Republic. Amongst his many achievements within the software and hardware space, he’s implemented a digital twin of the control system for the Kingdom of Jordan water supply project to mimic drinkable water transportation within the radius of 300km. He’s been with Amp X since the beginning in September 2019, founding the ESCMO group and is currently the Chief Energy Systems Control and Optimization Engineer role, leading the Energy Systems Control Modelling and Optimization Department, based in Prague.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information regarding shares of our Common Stock beneficially owned as of August 24, 2026, and that may own upon exercise of the Warrants issued by us in May and July 2026 by:

•	each of our officers and directors;

•	each person known by us to beneficially own or may beneficially own five percent or more of the outstanding shares of our Common Stock.

Name and Address of Beneficial Owner (1)	Number of Shares (2)	Percentage of Ownership (3)	Number of Shares After Issuance Under the May 2026 Warrants (4)	Percentage of Ownership (5)	Max Number of Shares issuable Under the July 2026 Warrants (6)	Percentage of Ownership (7)	Percentage of Ownership (8)
Current Executive Officers and Directors
Jason Sawyer, Chief Executive Officer	540,000	7.6%	540,000	7.2%	540,000	6.6%	3.2%
Anna Skowron, Interim Chief Financial Officer	65,000	*	65,000	*	65,000	*	*
Edward J. Borkowski, Director	40,000	*	40,000	*	40,000	*	*
Geordan Pursglove, Director	40,000	*	40,000	*	40,000	*	*
Manpreet Uppal, Director	40,000	*	40,000	*	40,000	*	*
Jack Syage, Director	40,000	*	40,000	*	40,000	*	*
All directors and executive officer as a group (6 persons)	765,000	10.7%	765,000	10.2%	765,000	9.3%	4.6%
5% Holders
Strategic EP LLC	19,520	*	355,843	4.8%	747,947	9.1%	4.5%

*	Less than 1%.

(1)	Unless otherwise indicated, the address of such individual is c/o Grid AI Technologies Inc., 433 Plaza Real Suite 275, Boca Raton, Florida, 33432

(2)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. All entries exclude beneficial ownership of shares issuable pursuant to warrants, options or other derivative securities that have not vested or that are not otherwise exercisable as of the date hereof or which will not become vested or exercisable within 60 days.

(3)	Percentages are rounded to nearest tenth of a percent. Percentages are based on 7,131,123 shares of Common Stock outstanding. Warrants, options or other derivative securities that are presently exercisable or exercisable within 60 days are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage of any other person.
(4)	Represents the maximum number of shares that the shareholder can beneficially own under the Warrants limitation under which the Pre-funded Warrants or Common Warrants issued in May 2026 to this shareholder may not be exercised to the extent such exercise would cause the holder to beneficially own more than 4.99% of the Company’s issued and outstanding Common Stock. Based on 7,131,123 shares of Common Stock outstanding.
(5)	Percentages are rounded to nearest tenth of a percent. Percentages are based on 7,486,966 shares of Common Stock outstanding. Warrants, options or other derivative securities that are presently exercisable or exercisable within 60 days are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage of any other person.
(6)	Represents the maximum number of shares that the shareholder can beneficially own under the Warrants limitation under which the Pre-funded Warrants or Common Warrants issued in July 2026 to this shareholder may not be exercised to the extent such exercise would cause the holder to beneficially own more than 9.99% of the Company’s issued and outstanding Common Stock. Based on 7,486,966 shares of Common Stock outstanding (after taking into consideration the potential issuance upon exercise of the Warrants issued in May).
(7)	Percentages are rounded to nearest tenth of a percent. Percentages are based on 8,234,913 shares of Common Stock outstanding. Warrants, options or other derivative securities that are presently exercisable or exercisable within 60 days are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage of any other person.
(8)	This Column represents the percentage of ownership assuming exercise of all Warrant issued by us in May and July 2026 and the percentages are based on 16,769,697 shares of Common Stock outstanding. Percentages are rounded to nearest tenth of a percent. Warrants, options or other derivative securities that are presently exercisable or exercisable within 60 days are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage of any other person.

MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The information required by Item 201 of Regulation S-K is incorporated by reference from Part II, Item 5 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on May 1, 2026, as supplemented by the disclosure under “Prospectus Summary,” “Risk Factors,” “Dividend Policy,” “Legal Proceedings” and “Description of Capital Stock” in this prospectus.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of information concerning capital stock of GridAI Technologies Corp. (“us,” “our,” “we” or the “Company”) and certain provisions of our certificate of incorporation, as amended and restated, and amended and restated bylaws currently in effect. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation, as amended (the “Charter”) and amended and restated bylaws (the “Bylaws”), each previously filed with the Securities and Exchange Commission (“SEC”) and incorporated by reference as an exhibit to the Annual Report on Form 10-K, as amended, as well as to the applicable provisions of the Delaware General Corporation Law (the “DGCL”).

General

Our authorized capital stock consists of:

•	100,000,000 shares of Common Stock, par value $0.0001 per share; and
•	10,000,000 shares of preferred stock, par value $0.0001 per share.

Common Stock

Holders of our Common Stock are entitled to one vote for each share held of record on all matters on which the holders are entitled to vote (or consent pursuant to written consent). Directors are elected by a plurality of the votes present in person or represented by proxy and entitled to vote. Our Charter and Bylaws do not provide for cumulative voting rights.

Holders of our Common Stock are entitled to receive, ratably, dividends only if, when and as declared by our Board of Directors out of funds legally available therefor and after provision is made for each class of capital stock having preference over the Common Stock.

In the event of our liquidation, dissolution or winding-up, the holders of Common Stock are entitled to share, ratably, in all assets remaining available for distribution after payment of all liabilities and after provision is made for each class of capital stock having preference over the Common Stock.

Holders of our Common Stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the Common Stock. The rights, preferences and privileges of the holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Preferred Stock

We currently have up to 10,000,000 shares of preferred stock, par value $0.0001 per share, authorized and available for issuance in one or more series. Our board of directors is authorized to divide the preferred stock into any number of series, fix the designation and number of each such series, and determine or change the designation, relative rights, preferences, and limitations of any series of preferred stock. The board of directors may increase or decrease the number of shares initially fixed for any series, but no decrease may reduce the number below the shares then outstanding and duly reserved for issuance. Currently, 5,194.805195 shares have been initially designated as Series B Convertible Preferred Stock, par value $0.0001 per share (the “Series B Preferred Stock”), 75,000 shares have been initially designated as Series C 9.00% Convertible Junior Preferred Stock, par value $0.0001 per share (the “Series C Preferred Stock”), 150 shares have been initially designated as Series D Convertible Preferred Stock, par value $0.0001 per share (the “Series D Preferred Stock”), 150 shares have been initially designated as Series E Convertible Preferred Stock, par value $0.0001 per share (the “Series E Preferred Stock”), 7,000 shares have been initially designated as Series F Preferred Stock, par value $0.0001 (the “Series F Preferred Stock”), 13,000 shares have been initially designated as Series G Non-Votong Convertible Preferred Stock, par value $0.0001 (the “Series G Preferred Stock”), and 38,801.546 shares have been initially designated as Series H Preferred Stock. There were 475.56 shares of Series B Preferred Stock, 595.81 shares of Series G Preferred Stock and 38,801.546 shares of Series H Preferred Stock issued and outstanding on June 30, 2026 and there are currently no shares of Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock or Series F Preferred Stock issued and outstanding. This leaves 9,860,703.648805 shares of preferred stock authorized but undesignated and unissued.

Series B Preferred Stock

Under the Series B Certificate of Designation, each share of Series B Preferred Stock will be convertible, at the holder’s option at any time, into our Common Stock at a conversion rate equal to the quotient of (i) the $7,700 stated value (the “Series B Stated Value”) divided by (ii) the conversion price of $4,851.00, subject to specified adjustments for stock splits, cash or stock dividends, reorganizations, reclassifications other similar events as set forth in the Series B Certificate of Designation. In addition, if at any time after January 16, 2021, the six month anniversary of the date of the closing of our private placement transaction on July 16, 2020, the closing sale price per share of our Common Stock exceeds 250% of the conversion price, or $12,127.50, for 20 consecutive trading days, then all of the outstanding shares of Series B Preferred Stock will automatically convert (the “Automatic Conversion”) into such number of shares of our Common Stock as is obtained by multiplying the number of shares of Series B Preferred Stock to be so converted, plus the amount of any accrued and unpaid dividends thereon, by the Series B Stated Value per share and dividing the result by the then applicable conversion price.

The Series B Preferred Stock contains limitations that prevent the holder thereof from acquiring shares of our Common Stock upon conversion (including pursuant to the Automatic Conversion) that would result in the number of shares beneficially owned by such holder and its affiliates exceeding 9.99% of the total number of shares of our Common Stock outstanding immediately after giving effect to the conversion, which percentage may be increased or decreased at the holder’s election not to exceed 19.99%.

Each holder of shares of Series B Preferred Stock, in preference and priority to the holders of all other classes or series of our stock, is entitled to receive dividends, commencing from the date of issuance. Such dividends may be paid by us only when, as and if declared by our Board of Directors, out of assets legally available therefore, semiannually in arrears on the last day of June and December in each year, commencing December 31, 2020, at the dividend rate of 9.0% per year, which is cumulative and continues to accrue on a daily basis whether or not declared and whether or not we have assets legally available therefore. We may pay such dividends at our sole option either in cash or in kind in additional shares of Series B Preferred Stock (rounded down to the nearest whole share), provided we must pay in cash the fair value of any such fractional shares in excess of $100.00. Under the Series B Certificate of Designations, to the extent that applicable law or any of our existing contractual restrictions prohibit any required issuance of additional shares of Series B Preferred Stock as in-kind dividends or otherwise (“Additional Shares”), then appropriate adjustment to the conversion price of the Series B Preferred Stock shall be made so that the resulting number of conversion shares includes the aggregate number of shares of our Common Stock into which such Additional Shares would otherwise be convertible.

Under the Series B Certificate of Designation, each share of Series B Preferred Stock carries a liquidation preference equal to the Series B Stated Value (as adjusted thereunder) plus accrued and unpaid dividends thereon (the “Series B Liquidation Preference”).

The holders of the Series B Preferred Stock, voting as a separate class, will have customary consent rights with respect to certain corporate actions by us. We may not take the following actions without the prior consent of the holders of at least a majority of the Series B Preferred Stock then outstanding: (a) authorize, create, designate, establish, issue or sell an increased number of shares of Series B Preferred Stock or any other class or series of capital stock ranking senior to or on parity with the Series B Preferred Stock as to dividends or upon liquidation; (b) reclassify any shares of Common Stock or any other class or series of capital stock into shares having any preference or priority as to dividends or upon liquidation superior to or on parity with any such preference or priority of Series B Preferred Stock; (c) amend, alter or repeal our Charter or Bylaws and the powers, preferences, privileges, relative, participating, optional and other special rights and qualifications, limitations and restrictions thereof, which would adversely affect any right, preference, privilege or voting power of the Series B Preferred Stock; (d) issue any indebtedness or debt security, other than trade accounts payable, insurance premium financings and/or letters of credit, performance bonds or other similar credit support incurred in the ordinary course of business, or amend, renew, increase, or otherwise alter in any material respect the terms of any such indebtedness existing as of the date of first issuance of shares of Series B Preferred Stock; (e) redeem, purchase, or otherwise acquire or pay or declare any dividend or other distribution on (or pay into or set aside for a sinking fund for any such purpose) any of our capital stock; (f) declare bankruptcy, dissolve, liquidate, or wind up our affairs; (g) effect, or enter into any agreement to effect, a Change of Control (as defined in the Series B Certificate of Designations); or (h) materially modify or change the nature of our business.

Series C Preferred Stock

Under the Series C Certificate of Designation, each share of Series C Preferred Stock will be convertible, at either the holder’s option or at our option at any time, into Common Stock at a conversion rate equal to the quotient of (i) the Series C Stated Value of $750 plus all accrued and accumulated and unpaid dividends on such share of Series C Preferred Stock divided by (ii) the conversion price of $ 47,250.00, subject to specified adjustments for stock splits, cash or stock dividends, reorganizations, reclassifications other similar events as set forth in the Series C Certificate of Designation.

The Series C Preferred Stock contains limitations that prevent the holders thereof from acquiring shares of our Common Stock upon conversion that would result in the number of shares beneficially owned by any such holder and its affiliates exceeding 9.99% of the total number of shares of our Common Stock outstanding immediately after giving effect to the conversion. As a result, the Series C Certificate of Designations provides for the issuance of pre-funded warrants to purchase shares of our Common Stock, with an exercise price of $0.003 per share and with no expiration date, if necessary to comply with this limitation.

Each holder of shares of Series C Preferred Stock, subject to the preference and priority to the holders of our Series B Preferred Stock, is entitled to receive dividends, commencing from the date of issuance of the Series C Preferred Stock. Such dividends may be paid only when, as and if declared by our Board of Directors, out of assets legally available therefore, quarterly in arrears on the last day of March, June, September and December in each year, commencing on the date of issuance, at the dividend rate of 9.0% per year. Such dividends are cumulative and continue to accrue on a daily basis whether or not declared and whether or not we have assets legally available therefore.

Under the Series C Certificate of Designation, each share of Series C Preferred Stock carries a liquidation preference equal to the Series C Stated Value plus accrued and unpaid dividends thereon and any other fees or liquidated damages then due and owing thereon.

The holders of the Series C Preferred Stock have no voting rights. We may not take the following actions without the prior consent of the holders of at least a majority of the Series C Preferred Stock then outstanding: (a) alter or change adversely the powers, preferences or rights given to the Series C Preferred Stock or alter or amend the Series C Certificate of Designations, (b) authorize or create any class of stock ranking as to dividends, redemption or distribution of assets upon a Liquidation (as defined in the Series C Certificate of Designations) senior to, or otherwise pari passu with, the Series C Preferred Stock, (c) amend our certificate of incorporation or other charter documents in any manner that adversely affects any rights of the holders of the Series C Preferred Stock, (d) increase the number of authorized shares of Series C Preferred Stock, or (e) enter into any agreement with respect to any of the foregoing.

Series D Preferred Stock

The following is a summary of the principal terms of the Series D Preferred Stock as set forth in the Certificate of Designation of the Series D Preferred Stock:

Dividends

The holders of Series D Preferred Stock will be entitled to dividends, on an as-if converted basis, equal to and in the same form as dividends actually paid on shares of Common Stock, when and if actually paid.

Voting Rights

The shares of Series D Preferred Stock has no voting rights, except the right to vote, with the holders of Common Stock, as a single class, on any resolution presented to stockholders for the purpose of obtaining approval of a proposed amendment to the Charter, to effect a reverse split of the outstanding shares of the Common Stock at a ratio to be determined (the “Reverse Split Amendment”), with each share of Series D Preferred Stock entitled to vote on an as-converted basis (whether or not such conversion shares are then convertible and disregarding any limitations on conversion) (however, in only this instance, the Series D Preferred Stock will be considered to convert at the Minimum Price (as defined in Nasdaq Listing Rule 5635(d)) immediately preceding the execution and delivery of the purchase agreement by and among the Company and the purchaser signatories thereto, or $ 125.811 per share).

As long as any shares of Series D Preferred Stock are outstanding, the Company may not, without the approval of a majority of the then outstanding shares of Series D Preferred Stock (a) alter or change adversely the powers, preferences or rights of the Series D Preferred Stock, (b) increase the number of authorized shares of Series D Preferred Stock, or (c) enter into any agreement with respect to any of the foregoing.

Liquidation

Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary (a “Liquidation”), the then holders of the Series D Preferred Stock shall be entitled to receive out of the assets available for distribution to stockholders of the Company an amount equal to 100% of the Stated Value and no more, prior and in preference to the Common Stock.

Conversion

The Series D Preferred Stock is convertible into Common Stock at any time after the date on which the Reverse Split Amendment is filed and effective with the Secretary of State of the State of Delaware (the “Reverse Stock Split Date”) at a conversion price of $94.50, subject to adjustment as set forth in the Series D Certificate of Designation (the “Series D Conversion Price”). Upon conversion the shares of Series D Preferred Stock will resume the status of authorized but unissued shares of preferred stock of the Company.

Conversion at the Option of the Holder

The Series D Preferred Stock is convertible at the Series D Conversion Price at the option of the holder at any time and from time to time from and after the Reverse Stock Split Date.

Mandatory Conversion and Forced Conversion by the Company

On the Reverse Stock Split Date or, if certain conditions are not satisfied on such date, on the first such date that such conditions are satisfied (but within and no later than 90 trading days after the Reverse Stock Split Date), the Company may give notice requiring the holders to convert the outstanding shares of Series D Preferred Stock into shares of Common Stock at the then-effective Series D Conversion Price on the 15th day following such notice.

Any time after November 12, 2022, subject to the satisfaction of certain conditions, the Company has the right to provide written notice to the holders to cause the holders to convert all or such part of their Series D Preferred Stock as specified in such notice into shares of Common Stock at the then-effective Series D Conversion Price on the date of such notice provided that the Company may not give such a notice more than once in any 60-day period and or within 60 days of a mandatory conversion pursuant to the provisions described in the previous paragraph.

Beneficial Ownership Limitation

The Series D Preferred Stock cannot be converted to Common Stock if the holder and its affiliates would beneficially own more than 4.99% (or 9.99% at the election of the holder) of the outstanding Common Stock. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99% upon notice to us, provided that any increase in this limitation will not be effective until 61 days after such notice from the holder to us and such increase or decrease will apply only to the holder providing such notice.

Preemptive Rights

No holders of Series D Preferred Stock will, as holders of Series D Preferred Stock, have any preemptive rights to purchase or subscribe for our Common Stock or any of our other securities.

Redemption

The shares of Series D Preferred Stock are not redeemable by the Company.

Trading Market

There is no established trading market for any of the Series D Preferred Stock, and we do not expect a market to develop. We do not intend to apply for a listing for any of the Series D Preferred Stock on any securities exchange or other nationally recognized trading system. Without an active trading market, the liquidity of the Series D Preferred Stock will be limited.

Series E Preferred Stock

The following is a summary of the principal terms of the Series E Preferred Stock as set forth in the Certificate of Designation of the Series E Preferred Stock:

Dividends

The holders of Series E Preferred Stock will be entitled to dividends, on an as-if converted basis, equal to and in the same form as dividends actually paid on shares of Common Stock, when and if actually paid.

Voting Rights

The Series E Preferred Stock has no voting rights, except the right to vote, with the holders of Common Stock and holders of Series D Preferred Stock, as a single class, on the Reverse Stock Split Amendment. Each share of Series E Preferred Stock is entitled to 200,000,000 votes per share thereon; provided, that such shares of Series E Preferred Stock will, to the extent cast on the proposal to adopt and approve the Reverse Stock Split Amendment, be automatically and without further action of the holders voted in the same proportions as shares of Common Stock (excluding any shares of Common Stock that are not voted), Series D Preferred Stock and any other issued and outstanding shares of preferred stock of the Company having the right to vote thereon (other than the Series E Preferred Stock and shares of preferred stock not voted) are voted on such proposal. As an example, if 50.5% of the outstanding shares of Common Stock and Series D Preferred Stock voted at the meeting are voted in favor of the Reverse Split Amendment, the Company will count 50.5% of the votes cast by the holders of the Series E Preferred Stock, if any are outstanding, as votes in favor of the Reverse Split Amendment.

As long as any shares of Series E Preferred Stock are outstanding, the Company may not, without the approval of a majority of the then outstanding shares of Series E Preferred Stock (a) alter or change adversely the powers, preferences or rights of the Series E Preferred Stock, (b) increase the number of authorized shares of Series E Preferred Stock, or (c) enter into any agreement with respect to any of the foregoing.

Liquidation

Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary (a “Liquidation”), the then holders of the Series E Preferred Stock shall be entitled to receive out of the assets available for distribution to stockholders of the Company an amount equal to 100% of the Stated Value and no more, prior and in preference to the Common Stock.

Conversion

The Series E Preferred Stock is convertible into Common Stock at any time after the Reverse Stock Split Date at a conversion price of $94.50, subject to adjustment as set forth in the Series E Certificate of Designation (the “Series E Conversion Price”). Upon conversion the shares of Series D Preferred Stock will resume the status of authorized but unissued shares of preferred stock of the Company.

Conversion at the Option of the Holder

The Series E Preferred Stock is convertible at the Series E Conversion Price at the option of the holder at any time and from time to time from and after the Reverse Stock Split Date.

Mandatory Conversion and Forced Conversion by the Company

On the Reverse Stock Split Date or, if certain conditions are not satisfied on such date, on the first such date that such conditions are satisfied (but within and no later than 90 trading days after the Reverse Stock Split Date), the Company may give notice requiring the holders to convert the outstanding shares of Series E Preferred Stock into shares of Common Stock at the then-effective Series E Conversion Price on the 15th day following such notice.

Any time after November 12, 2022, subject to the satisfaction of certain conditions, the Company has the right to provide written notice to the holders to cause the holders to convert all or such part of their Series E Preferred Stock as specified in such notice into shares of Common Stock at the then-effective Series E Conversion Price on the date of such notice provided that the Company may not give such a notice more than once in any 60-day period and or within 60 days of a mandatory conversion pursuant to the provisions described in the previous paragraph.

Beneficial Ownership Limitation

The Series E Preferred Stock cannot be converted to Common Stock if the holder and its affiliates would beneficially own more than 4.99% (or 9.99% at the election of the holder) of the outstanding Common Stock.

However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99% upon notice to us, provided that any increase in this limitation will not be effective until 61 days after such notice from the holder to us and such increase or decrease will apply only to the holder providing such notice.

Preemptive Rights

No holders of Series E Preferred Stock will, as holders of Series E Preferred Stock, have any preemptive rights to purchase or subscribe for our Common Stock or any of our other securities.

Redemption

The shares of Series E Preferred Stock are not redeemable by the Company.

Trading Market

There is no established trading market for any of the Series E Preferred Stock, and we do not expect a market to develop. We do not intend to apply for a listing for any of the Series E Preferred Stock on any securities exchange or other nationally recognized trading system. Without an active trading market, the liquidity of the Series E Preferred Stock will be limited.

Series F Preferred Stock

The following is a summary of the principal terms of the Series F Preferred Stock as set forth in the Certificate of Designation of the Series F Preferred Stock:

General; Transferability. Shares of Series F Preferred Stock will be uncertificated and represented in book-entry form. No shares of Series F Preferred Stock may be transferred by the holder thereof except in connection with a transfer by such holder of any shares of Common Stock held by such holder, in which case a number of one one-thousandths (1/1,000ths) of a share of Series F Preferred Stock equal to the number of shares of Common Stock to be transferred by such holder will be automatically transferred to the transferee of such shares of Common Stock.

Voting Rights. Each share of Series F Preferred Stock will entitle the holder thereof to 1,000,000 votes per share (and, for the avoidance of doubt, each fraction of a share of Series F Preferred Stock will have a ratable number of votes). Thus, each 0.001 of a share of Series F Preferred Stock would entitle the holder thereof to 1,000 votes. The outstanding shares of Series F Preferred Stock will vote together with the outstanding shares of Common Stock of the Company as a single class exclusively with respect to (1) any proposal (the “Reverse Stock Split Proposal”) to adopt an amendment to the Company’s Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), to reclassify the outstanding shares of Common Stock into a smaller number of shares of Common Stock at a ratio specified in or determined in accordance with the terms of such amendment (the “Reverse Stock Split”) and (2) any proposal to adjourn any meeting of stockholders called for the purpose of voting on the Reverse Stock Split (the “Adjournment Proposal”). The Series F Preferred Stock will not be entitled to vote on any other matter, except to the extent required under the Delaware General Corporation Law.

Unless otherwise provided on any applicable proxy or ballot with respect to the voting on the Reverse Stock Split Proposal or the Adjournment Proposal, the vote of each share of Series F Preferred Stock (or fraction thereof) entitled to vote on the Reverse Stock Split Proposal, the Adjournment Proposal or any other matter brought before any meeting of stockholders held to vote on the Reverse Stock Split Proposal will be cast in the same manner as the vote, if any, of the share of Common Stock in respect of which such share of Series F Preferred Stock was issued as a dividend is cast on the Reverse Stock Split Proposal, the Adjournment Proposal or such other matter, as applicable, and the proxy or ballot with respect to shares of Common Stock held by any holder on whose behalf such proxy or ballot is submitted will be deemed to include all shares of Series F Preferred Stock (or fraction thereof) held by such holder. Holders of Series F Preferred Stock will not receive a separate ballot or proxy to cast votes with respect to the Series F Preferred Stock on the Reverse Stock Split Proposal, the Adjournment Proposal or any other matter brought before any meeting of stockholders held to vote on the Reverse Stock Split Proposal.

Dividend Rights. The holders of Series F Preferred Stock, as such, will not be entitled to receive dividends of any kind.

Liquidation Preference. The Series F Preferred Stock will rank senior to the Common Stock as to any distribution of assets upon a liquidation, dissolution or winding up of the Company, whether voluntarily or involuntarily (a “Dissolution”). Upon any Dissolution, each holder of outstanding shares of Series F Preferred Stock will be entitled to be paid out of the assets of the Company available for distribution to stockholders, prior and in preference to any distribution to the holders of Common Stock, an amount in cash equal to $0.0001 per outstanding share of Series F Preferred Stock.

Redemption. All shares of Series F Preferred Stock that are not present in person or by proxy at any meeting of stockholders held to vote on the Reverse Stock Split and the Adjournment Proposal as of immediately prior to the opening of the polls at such meeting (the “Initial Redemption Time”) will automatically be redeemed in whole, but not in part, by the Company at the Initial Redemption Time without further action on the part of the Company or the holder of shares of Series F Preferred Stock (the “Initial Redemption”). Any outstanding shares of Series F Preferred Stock that have not been redeemed pursuant to an Initial Redemption will be redeemed in whole, but not in part, (i) if such redemption is ordered by the Board in its sole discretion, automatically and effective on such time and date specified by the Board in its sole discretion or (ii) automatically upon the effectiveness of the amendment to the Certificate of Incorporation implementing the Reverse Stock Split.

Each share of Series F Preferred Stock redeemed in any redemption described above will be redeemed in consideration for the right to receive an amount equal to $0.001 in cash for each ten whole shares of Series F Preferred Stock that are “beneficially owned” by the “beneficial owner” (as such terms are defined in the certificate of designation with respect to the Preferred Stock (the “Certificate of Designation”)) thereof as of immediately prior to the applicable redemption time and redeemed pursuant to such redemption. However, the redemption consideration in respect of the shares of Series F Preferred Stock (or fractions thereof) redeemed in any redemption described above: (i) will entitle the former beneficial owners of less than ten whole shares of Series F Preferred Stock redeemed in any redemption to no cash payment in respect thereof and (y) will, in the case of a former beneficial owner of a number of shares of Series F Preferred Stock (or fractions thereof) redeemed pursuant to any redemption that is not equal to a whole number that is a multiple of ten, entitle such beneficial owner to the same cash payment, if any, in respect of such redemption as would have been payable in such redemption to such beneficial owner if the number of shares (or fractions thereof) beneficially owned by such beneficial owner and redeemed pursuant to such redemption were rounded down to the nearest whole number that is a multiple of ten (such, that for example, the former beneficial owner of 25 shares of Series F Preferred Stock redeemed pursuant to any redemption will be entitled to receive the same cash payment in respect of such redemption as would have been payable to the former beneficial owner of 20 shares of Series F Preferred Stock redeemed pursuant to such redemption).

The Series F Preferred Stock is not be convertible into, or exchangeable for, shares of any other class or series of stock or other securities of the Company. The Series F Preferred Stock has no stated maturity and is not be subject to any sinking fund. The Series F Preferred Stock is not subject to any restriction on the redemption or repurchase of shares by the Company while there is any arrearage in the payment of dividends or sinking fund installments.

Series G Preferred Stock

The following is a summary of the principal terms of the Series G Preferred Stock as set forth in the Certificate of Designation of the Series G Preferred Stock:

General; Transferability. Share of Series G Preferred Stock will be uncertificated and issued in book-entry form. Shares of Series G Preferred Stock may be transferred by the holders thereof without the consent of the Company, provided that such transfer is in compliance with applicable securities laws.

Conversion. Following stockholder approval of the conversion of the Series G Preferred Stock into Common Stock in accordance with the listing rules of the Nasdaq Stock Market (the “Conversion”), each share of Series G Preferred Stock will automatically convert into 333 shares of Common Stock, subject to certain limitations, including that a holder of Series G Preferred Stock is prohibited from converting shares of Series G Preferred Stock into shares of Common Stock if, as a result of such conversion, such holder, together with its affiliates, would beneficially own more than a specified percentage (to be established by the holder between 4.9% and 19.9%) of the total number of shares of Common Stock issued and outstanding immediately after giving effect to such conversion.

The Series G Preferred Stock is redeemable for cash at the option of the holder thereof at any time following the date that is six months after the initial issuance of the Series G Preferred Stock (without regard to the lack of obtaining the requisite stockholder approval to convert the Series G Preferred Stock into Common Stock), at a price per share equal to the then-current fair value of the Series G Preferred Stock, which shall be the last reported closing sale price of the Company’s Common Stock as reported on the Nasdaq Stock Market as of the trading day immediately prior to the conversion event.

Voting Rights. Except as otherwise required by law, the Series G Preferred Stock does not have voting rights. However, as long as any shares of Series G Preferred Stock are outstanding, the Company will not, without the affirmative vote of the holders of a majority of the then-outstanding shares of the Series G Preferred Stock, (i) alter or change adversely the powers, preferences or rights given to the Series G Preferred Stock or alter or amend the Certificate of Designation, amend or repeal any provision of, or add any provision to, the Charter or bylaws of the Company, or file any articles of amendment, certificate of designations, preferences, limitations and relative rights of any series of preferred stock, in each case if any such action would adversely alter or change the preferences, rights, privileges or powers of, or restrictions provided for the benefit of the Series G Preferred Stock, regardless of whether any of the foregoing actions shall be by means of amendment to the Charter or by merger, consolidation, recapitalization, reclassification, conversion or otherwise, (ii) issue further shares of Series G Preferred Stock, (iii) prior to the earlier of stockholder approval of the Conversion or the six-month anniversary of issuance, consummate either: (A) any Fundamental Transaction (as in the Certificate of Designation) or (B) any stock sale to, or any merger, consolidation or other business combination of the Company with or into, another entity in which the stockholders of the Company immediately before such transaction do not hold at least a majority of the capital stock of the Company immediately after such transaction, or (iv) enter into any agreement with respect to any of the foregoing.

Liquidation Preference. The Series G Preferred Stock does not have a preference upon any liquidation, dissolution or winding-up of the Company.

Dividend Rights. Holders of Series G Preferred Stock are entitled to receive dividends on shares of Series G Preferred Stock equal to, on an as-if-converted-to-Common-Stock basis, and in the same form as dividends actually paid on shares of the Common Stock.

Redemption. The shares of Series G Preferred Stock shall not be redeemable at the option of the Company or the holder thereof.

Trading Market. There is no established trading market for any of the Series G Preferred Stock, and we do not expect a market to develop. We do not intend to apply for a listing for any of the Series G Preferred Stock on any securities exchange or other nationally recognized trading system. Without an active trading market, the liquidity of the Series G Preferred Stock will be limited.

Series H Preferred Stock

The following is a summary of the principal terms of the Series H Preferred Stock as set forth in the Certificate of Designation of the Series H Preferred Stock:

General; Transferability. Shares of Series H Preferred Stock are issued in book-entry form and may be transferred by the holders thereof without the consent of the Company, subject to compliance with applicable securities laws.

Conversion. Each share of Series H Preferred Stock is convertible into 1,000 shares of the Company’s Common Stock, subject to stockholder approval, achievement of certain milestones and certain beneficial ownership limitations, which prohibit a holder from converting shares of Series H Preferred Stock into Common Stock to the extent that, after giving effect to such conversion, such holder and its affiliates would beneficially own more than a specified percentage (as elected by the holder between 4.9% and 19.9%) of the outstanding shares of Common Stock. As of the date of this prospectus, the applicable milestones have not been achieved and the required stockholder approval has not been obtained. Accordingly, the Series H Preferred Stock is not currently convertible into shares of Common Stock. The Company is currently considering to amend the milestones, including removing or revising some or all of them, and is still planning on holding a stockholder meeting to approve the conversion of the Series H Preferred Stock and any amendments to the Series H Preferred Stock. If the milestones are amended or removed and stockholder approval is obtained, the maximum number of shares of Common Stock issuable upon conversion of the Series H Preferred Stock would be 38,801,546 (based on the 1:1,000 conversion ratio). Based on 7,131,123 shares of Common Stock outstanding as of August 24, 2026, the issuance of 38,801,546 conversion shares would reduce the ownership percentage of existing stockholders from 100% to approximately 15.5% of the total outstanding Common Stock (on a post-conversion basis), representing a dilution of approximately 84.5% in their proportionate ownership and voting power.

Voting Rights. Except as otherwise required by law, the Series H Preferred Stock does not have voting rights.

However, as long as any shares of Series H Preferred Stock are outstanding, the Company will not, without the written consent or affirmative vote of the holders of a majority of the then outstanding shares of the Series H Preferred Stock: (i) alter or change adversely the powers, preferences or rights given to the Series H Preferred Stock or alter or amend the Certificate of Designation, amend or repeal any provision of, or add any provision to, Certificate of Incorporation or bylaws of the Company, or file any articles of amendment, certificate of designations, preferences, limitations and relative rights of any series of preferred stock, in each case if any such action would adversely alter or change the preferences, rights, privileges or powers of, or restrictions provided for the benefit of the Series H Preferred Stock, regardless of whether any of the foregoing actions shall be by means of amendment to our Certificate of Incorporation or by merger, consolidation, recapitalization, reclassification, conversion or otherwise, or (ii) enter into any agreement with respect to any of the foregoing

Liquidation Preference. Each share of Series H Preferred Stock has a stated liquidation preference of $618.53 per share.

Dividend Rights. Holders of Series H Preferred Stock are entitled to receive dividends on an as-if-converted-to-Common-Stock basis in the same form as dividends actually paid on shares of Common Stock.

Redemption. The Series H Preferred Stock is not redeemable at the option of the Company or the holder.

Trading Market. There is no established trading market for the Series H Preferred Stock, and the Company does not intend to apply for listing of the Series H Preferred Stock on any securities exchange.

Listing

Shares of our Common Stock are listed on the Nasdaq Capital Market under the symbol “GRDX”.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Colonial Stock Transfer, 66 Exchange Place, 1st Floor, Salt Lake City, Utah 84111 and its telephone number at that address is (801) 355-5740.

Anti-takeover Effects of Delaware Law and our Certificate of Incorporation and Bylaws

Certain provisions of Delaware law, our Charter and Bylaws discussed below may have the effect of making more difficult or discouraging a tender offer, proxy contest or other takeover attempt. These provisions are expected to encourage persons seeking to acquire control of our company to first negotiate with our Board of Directors. We believe that the benefits of increasing our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Law

We are subject to Section 203 of the DGCL. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless, prior to the date of the transaction, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

•	at or subsequent to the date of the transaction, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation to or with the interested stockholder;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any person that is:

•	the owner of 15% or more of the outstanding voting stock of the corporation;

•	an affiliate or associate of the corporation who was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; or

•	the affiliates and associates of the above.

Under specific circumstances, Section 203 makes it more difficult for an “interested stockholder” to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the corporation’s certificate of incorporation or bylaws, elect not to be governed by this section, effective 12 months after adoption.

Our Charter and Bylaws do not exclude us from the restrictions of Section 203. We anticipate that the provisions of Section 203 might encourage companies interested in acquiring us to negotiate in advance with our Board of Directors since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.

Charter and Bylaws

Provisions of our Charter and Bylaws may delay or discourage transactions involving an actual or potential change of control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our Common Stock.

LEGAL MATTERS

Certain legal matters relating to the issuance of the securities offered hereby have been passed upon for us by Sichenzia Ross Ference Carmel, LLP.

EXPERTS

The consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, mezzanine equity and changes in stockholders’ equity (deficit) and cash flows for the years then ended, and the related notes, have been audited by Macias Gini & O’Connell LLP, independent registered public accounting firm, as stated in their report, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, which is incorporated herein by reference. Such financial statements have been incorporated herein by reference in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, and subsequent information that we file with the SEC will automatically update and supersede that information. Any statement contained in this prospectus or a previously filed document incorporated by reference will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or a subsequently filed document incorporated by reference modifies or replaces that statement.

This prospectus and any accompanying prospectus supplement incorporate by reference the documents set forth below that have previously been filed with the SEC:

●	our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on May 1, 2026;
●	our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2026, filed with the SEC on May 27, 2026 and the quarter ended June 30, 2026, filed with the SEC on August 21, 2026;
●	Our Current Reports on Form 8-K and 8-K/A filed with the SEC on January 7, 2026, April 13, 2026, April 24, 2026, April 28, 2026, May 5, 2026, May 14, 2026, May 20, 2026, July 6, 2026, July 7, 2026 and July 23, 2026 (other than any portions thereof deemed furnished and not filed); and
●	the description of our Common Stock which is registered under Section 12(b) of the Exchange Act, in our registration statement on Form 8-A, filed on August 8, 2016, as supplemented and updated by the description of our capital stock set forth in Exhibit 4.20 of our Annual Report on Form 10-K for the year ended December 31, 2025, filed on May 1, 2026, including any amendment or reports filed for the purposes of updating this description.

We also incorporate by reference into this prospectus all documents (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items) that are filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement of which this prospectus is a part and prior to the effectiveness of such registration statement and all documents that are filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus but prior to the termination of the offering. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference into this document will be deemed to be modified or superseded for purposes of the document to the extent that a statement contained in this document or any other subsequently filed document that is deemed to be incorporated by reference into this document modifies or supersedes the statement.

We will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference in this prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents. Requests may be made in writing or by telephone at GridAI Technologies Corp., 433 Plaza Real, Suite 275, Boca Raton, Florida 33432. Our telephone number is (561) 589-7020. You may also find these documents in the “Investors” section of our website, www. grid-ai.com. The information on our website is not incorporated into this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We filed with the SEC a registration statement under the Securities Act for the securities offered by this prospectus. This prospectus does not contain all of the information in the registration statement and the exhibits and schedule that were filed with the registration statement. For further information with respect to us and our securities, we refer you to the registration statement and the exhibits and schedule that were filed with the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

We file periodic reports under the Exchange Act, including annual, quarterly and special reports, and other information with the SEC. These periodic reports and other information are available for inspection and copying at the SEC regional offices, public reference facilities and on the website of the SEC referred to above.

We make available free of charge on or through our internet website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information found on our website, www.grid-ai.com, other than as specifically incorporated by reference in this prospectus, is not part of this prospectus.

9,908,766 Shares of Common Stock

PROSPECTUS

   , 2026

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the expenses to be incurred in connection with the offering described in this registration statement, all of which will be paid by us. All amounts are estimates except the SEC registration fee.

Amount
SEC registration fee	$6,410.41
Accountant’s fees and expenses	33,375
Legal fees and expenses	125,000
Printing and miscellaneous expenses	15,000
Total expenses	$179,785

Item 14. Indemnification of Directors and Officers.

Indemnification Agreements

On March 6, 2025, we entered into indemnification agreements with each of our directors and executive officers (the “D&O Indemnification Agreements”). The D&O Indemnification Agreements provide that the Corporation will indemnify each of its directors, executive officers, and such other key employees against any and all expenses incurred by that director or executive officer because of his or her status as one of the Corporation’s directors or executive officers, to the fullest extent permitted by Delaware law and the Corporation’s amended and restated certificate of incorporation. In addition, to the fullest extent permitted by Delaware law, the Corporation will advance all expenses incurred by its directors, executive officers, and other key employees in connection with a legal proceeding involving his or her status as a director, executive officer, or key employee.

Limitation of Liability and Indemnification of Officers and Directors

Our certificate of incorporation, as amended and restated, limits the liability of directors to the maximum extent permitted by Delaware General Corporation Law (the “DGCL”). The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors.

Our bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by law and may indemnify employees and other agents. Our bylaws also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding.

Our bylaws, subject to the provisions of the DGCL contain provisions which allow the corporation to indemnify any person against liabilities and other expenses incurred as the result of defending or administering any pending or anticipated legal issue in connection with service to us if it is determined that person acted in good faith and in a manner which he or she reasonably believed was in the best interest of the corporation. Insofar as indemnification for liabilities arising under the Securities Act of 1933 as amended, or the Securities Act, may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

The limitation of liability and indemnification provisions in our bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might provide a benefit to us and our stockholders. Our results of operations and financial condition may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

At present, there is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Item 15. Recent Sales of Unregistered Securities

In the three years preceding the filing of this registration statement, the Registrant has sold the following securities that were not registered under the Securities Act:

In June 2023, we issued inducement warrants to purchase 2,084 shares of Common Stock to certain employees as equity incentives, exempt from registration under Section 4(a)(2), Rule 506(b), or Section 3(a)(9) of the Securities Act.

In September 2023, we issued inducement warrants to purchase 1,667 shares of Common Stock to certain employees as equity incentives, exempt from registration under Section 4(a)(2), Rule 506(b), or Section 3(a)(9) of the Securities Act.

In July 2023 and December 2023, we issued an aggregate of 2,500 shares of Common Stock to a consultant with a grant date fair value of approximately $76,000 for investor relations services provided. The transaction was exempt from registration under Section 4(a)(2) of the Securities Act.

In December 2023, we issued inducement warrants to purchase 2,084 shares of Common Stock to certain employees as equity incentives, exempt from registration under Section 4(a)(2), Rule 506(b), or Section 3(a)(9) of the Securities Act.

In March 2024, we issued 12,277 shares of Common Stock and 11,777.418 shares of Series G Preferred Stock to the holders of ImmunogenX, Inc. in connection with a merger, and 6,159 shares of Common Stock and 595.808 shares of Series G Preferred Stock to Tungsten Capital Partners LP as compensation for its role as financial advisor, all exempt from registration under Section 4(a)(2) and/or Regulation D.

In May 2024, we issued 244,000 common warrants in a private placement exempt from registration under Section 4(a)(2) and/or Rule 506(b) of Regulation D. The gross proceeds from this offering were approximately $0.9 million.

In March 2024, April 2024 and June 2024, we issued an aggregate of 116,667 shares of Common Stock to a consultant with a grant date fair value of approximately $1.5 million for investor relations services provided.

In July 2024, we issued inducement warrants to purchase 1,175,116 shares of Common Stock in connection with the cash exercise of 587,558 previously issued warrants. The transaction was exempt from registration under Section 4(a)(2), Rule 506(b), or Section 3(a)(9) of the Securities Act. The exercise generated gross proceeds of approximately $1.9 million.

In August 2025, we issued an aggregate of (i) pre-funded warrants to purchase up to an aggregate of 1,626,282 shares of Common Stock and (ii) Common Stock purchase warrants to purchase up to an aggregate of 3,319,228 shares of Common Stock for gross proceeds to the Company of approximately $3,025,000. The combined purchase price for one pre-funded warrant and two common warrants is $1.8447. The purchase price for one additional common warrants is $0.375. We relied upon the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended, for transactions not involving a public offering.

In September 2025, we issued (i) an aggregate of 424,348 shares of the Company’s Common Stock, $0.0001 par value per share and (ii) 38,801.546 shares of the Company’s Series H Preferred Stock in connection with our acquisition of GridAI Corp. All securities have been or will be issued in reliance on the exemptions from registration under the Securities Act provided by Section 4(a)(2) thereof and/or Regulation D thereunder.

In October 2025, we entered into agreements to issue warrants to purchase up to 200,000 shares of Common Stock in a private placement exempt from registration under Section 4(a)(2) and/or Rule 506(b) of Regulation D. The issuance of the warrants was in addition to a promissory note in the principal amount of $500,000 issued by us. The gross proceeds from the offering were 0.5 million.

In October 2025 and December 2025, we entered into financing arrangements that included promissory notes issued together with warrants to purchase shares of our Common Stock. The aggregate principal amount of the promissory notes issued under these arrangements was $3,299,000. The notes do not bear stated interest and mature one year and one day from their respective issuance dates. The warrants issued in connection with these arrangements were issued in private transactions exempt from registration under Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D. Total common warrants issued in connection with promissory notes issued are 713,600.

During the three months ended March 31, 2026, we issued warrants to purchase an aggregate of 303,696 shares of Common Stock in connection with promissory note financing transactions. The warrants have an exercise price of $2.50 per share. The issuance of such warrants was exempt from registration under Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D.

During the three months ended June 30, 2026, the Company issued an aggregate of 250,000 shares of Common Stock in connection with the vesting of restricted stock units and equity compensation arrangements. During the six months ended June 30, 2026, the Company issued an aggregate of 660,000 shares of Common Stock in connection with the vesting of restricted stock units and equity compensation arrangements and 45,000 shares of Common Stock in exchange for services rendered. During the three months ended June 30, 2026, the Company also issued 80,629 shares of Common Stock in settlement of accounts payable and 71,482 shares of Common Stock in settlement of accrued interest under the revolving loan agreement. The issuances described above were completed pursuant to applicable exemptions from registration under the Securities Act, including Section 4(a)(2), Rule 506(b) of Regulation D and Rule 701, as applicable.

In May 2026, we issued an aggregate of (i) 74,000 shares of Common Stock, (ii) pre-funded warrants to purchase up to an aggregate of 1,196,001 shares of Common Stock, and (iii) Common Stock purchase warrants to purchase up to an aggregate of 1,270,001 shares of Common Stock for gross proceeds to the Company of approximately$2,540,000. The combined purchase price for one share of Common Stock or Pre-Funded Warrant in lieu of share of Common Stock and one Common Warrant is $2.00. We relied upon the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended, for transactions not involving a public offering.

In May 2026, we issued an additional aggregate of (i) 87,260 shares of Common Stock, (ii) pre-funded warrants to purchase up to an aggregate of 1,745,199 shares of Common Stock, and (iii) Common Stock purchase warrants to purchase up to an aggregate of 1,832,459 shares of Common Stock for gross proceeds to the Company of approximately $5,250,000. The combined purchase price for one share of Common Stock or Pre-Funded Warrant in lieu of share of Common Stock andone Common Warrant is $2.865. 20% of the gross proceeds were paid to the Company at closing. The purchasers agreed to pay the remaining 80% of the proceeds prior to the declaration by the SEC that the Registration Statement is effective. We relied upon the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended, for transactions not involving a public offering.

In July 2026, we entered into a securities purchase agreement with certain accredited investors pursuant to which we agreed to sell an aggregate of (i) 108,932 shares of Common Stock, (ii) pre-funded warrants to purchase up to an aggregate of 1,742,991 shares of Common Stock, and (iii) Common Stock purchase warrants to purchase up to an aggregate of 1,851,923 shares of Common Stock for gross proceeds to the Company of approximately $8,500,000. The combined purchase price for one share of Common Stock or Pre-Funded Warrant in lieu or share of Common Stock and one Common Warrant is $4.59. 5% of the gross proceeds were paid to the Company at closing. The purchasers agreed to pay the remaining 95% of the proceeds prior to the declaration by the SEC that the Registration Statement is effective We relied upon the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended, for transactions not involving a public offering.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

See the Exhibit Index List below, which is incorporated by reference herein.

Exhibit No.	Description
2.1#	Agreement and Plan of Merger dated September 13, 2021, by and among the Company, Alpha Merger Sub, Inc., and Fortis Advisors LLC, as shareholder representative (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed with the SEC on September 13, 2021).
2.2#	Agreement and Plan of Merger dated March 13, 2024, by and among First Wave BioPharma, Inc., IMMUNO Merger Sub II, LLC, and ImmunogenX Inc. (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed with the SEC on March 13, 2024).##
2.3	Rescission Agreement effective March 24, 2025, by and among the Company, IMGX, currently a wholly owned subsidiary of the Company, and each of the individuals or entities who are the former shareholders of IMGX (incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K filed with the SEC on March 25, 2025)
2.4	Amendment to Rescission Agreement effective July 15, 2025 by and among the Company, ImmunogenX, LLC, and the Shareholders (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed with the SEC on July 16, 2025).
3.1	Amended and Restated Certificate of Incorporation of the Registrant, as amended. (incorporated by reference to Exhibit 3.1 of the Company’s Annual Report on Form 10-K filed with the SEC on March 20, 2023).
3.2	Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 of the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 15, 2022).
3.3	Certificate of Amendment to the Amended and Restated Certificate of Incorporation, as amended, of First Wave BioPharma, Inc. dated December 13, 2023 (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed with the SEC on December 14, 2023).
3.4	Certificate of Designation of Series G Non-Voting Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed with the SEC on March 13, 2024).
3.5	Certificate of Amendment to the Amended and Restated Certificate of Incorporation, as amended, of First Wave BioPharma, Inc. dated May 15, 2024 (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed with the SEC on May 15, 2024).
3.6	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 of the Company’s Registration Statement on Form S-1, filed with the SEC on July 29, 2016).
3.7	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Entero Therapeutics, Inc. dated August 14, 2025 (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8 - K filed with the SEC on August 15, 2025)
3.8	Certificate of Designation of Preferences, Rights and Limitations of Series H Non-Voting Convertible Preferred Stock filed with the Delaware Secretary of State on October 1, 2025 (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8 - K filed with the SEC on October 6, 2025).
3.9	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Entero Therapeutics, Inc. dated November 26, 2025 (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8 - K filed with the SEC on December 4, 2025)
4.1	Form of Warrant (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the SEC on July 20, 2020).
4.2	Form of Warrant for Convertible Notes Offering (incorporated by reference to Exhibit 4.2 of the Company’s Registration Statement on Form S-3 filed with the SEC on July 27, 2020).
4.3	Form of Private Placement Warrant (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed with the SEC on January 4, 2021).
4.4	Form of Wainwright Warrant (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the SEC on January 8, 2021).
4.5	Form of Warrant (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed with the SEC on March 10, 2021).
4.6	Form of Wainwright Warrant (incorporated by reference to Exhibit 4.3 of the Company’s Current Report on Form 8-K filed with the SEC on March 10, 2021).
4.7	Form of Wainwright Warrant (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the SEC on July 27, 2021).
4.8	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.3 of the Company’s Current Report on Form 8-K filed with the SEC on March 1, 2022).
4.9	Form of Warrant Amendment Agreement (incorporated by reference to Exhibit 4.4 of the Company’s Current Report on Form 8-K filed with the SEC on March 1, 2022).
4.10	Form of Warrant (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the SEC on July 18, 2022).
4.11	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed with the SEC on July 18, 2022).

4.12	Form of Common Warrant (incorporated by reference to Exhibit 4.36 of the Company’s Amendment No. 1 to its Registration Statement on Form S-1 filed with the SEC on July 7, 2023).
4.13	Form of Warrant (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed with the SEC on July 21, 2023).
4.14	Form of Common Warrant (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed with the SEC on March 5, 2024).
4.15	Form of Assumed Warrant (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the SEC on March 13, 2024).
4.16	Form of Common Warrant (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed with the SEC on May 13, 2024).
4.17	Form of Inducement Warrant (incorporated by reference to Exhibit 4.1 of the Company’s Annual Report on Form 10-K filed with the SEC on July 11, 2024).
4.18	Form of Warrant (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed with the SEC on December 30, 2019).
4.19	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the SEC on August 11, 2025).
4.21	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the SEC on August 11, 2025).
4.22	Form of Warrant (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed with the SEC on August 11, 2025).
4.23	Form of Warrant (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed with the SEC on October 22, 2025).
4.24	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the SEC on May14, 2026).
4.25	Form of Warrant (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed with the SEC on May14, 2026).
4.26	Form of Warrant (incorporated by reference to Exhibit 4.3 of the Company’s Current Report on Form 8-K filed with the SEC on May14, 2026).
4.27	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the SEC on July 6, 2026).
4.28	Form of Common Warrant (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed with the SEC on July 6, 2026).
5.1**	Opinion of Sichenzia Ross Ference Carmel LLP
10.1†	2020 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.4 of the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 16, 2020).
10.2†	First Wave Purchase Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on January 8, 2021).
10.3	Settlement Agreement, by and between the Company and Fortis Advisors LLC, dated November 15, 2021 (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on November 16, 2021).
10.4	Form of Waiver (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on February 7, 2022).
10.5	Form on Indemnification Agreement (incorporated by referenced to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on May 5, 2022).
10.6	Form of Waiver Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on May 13, 2022).
10.7	Form of Term Sheet by and between the Representative and the Company, dated July 29, 2022 (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on July 29, 2022).
10.8#	Form of Settlement Agreement, by and between the Representative and the Company, dated November 30, 2022) (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on December 2, 2022).
10.9†	Amendment to the 2020 Omnibus Equity Incentive Plan (incorporated by reference to the Company’s Current Report on Form 8 - K filed with the SEC on June 23, 2023).
10.10#	License Agreement, dated September 13, 2023 (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8 - K filed with the SEC on October 10, 2023).
10.11#	Amended Credit Agreement, dated as of October 3, 2022 and amended on September 6, 2023 and March 13, 2024, by and between the Company and Mattress Liquidators, Inc. (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8 - K filed with the SEC on March 13, 2024).
10.12	Second Amended and Restated Revolving Loan Promissory Note, dated March 13, 2024 (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8 - K filed with the SEC on March 13, 2024).
10.13#	Security Agreement, dated as of October 3, 2022, by and between ImmunogenX and Mattress Liquidators, Inc. (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8 - K filed with the SEC on March 13, 2024).
10.14	Lender Support Letter, dated as of March 13, 2024, by and between ImmunogenX and Mattress Liquidators, Inc. (incorporated by reference to Exhibit 10.4 of the Company’s Current Report on Form 8 - K filed with the SEC on March 13, 2024).

10.15	Form of Shareholder Note (incorporated by reference to Exhibit 10.5 of the Company’s Current Report on Form 8 - K filed with the SEC on March 13, 2024).
10.16	Form of Shareholder Security Agreement (incorporated by reference to Exhibit 10.6 of the Company’s Current Report on Form 8 - K filed with the SEC on March 13, 2024).
10.17	Form of Inducement Letter (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on July 11, 2024).
10.18	Revolving Loan Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on February 6, 2025).
10.19	Revolving Note (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the SEC on February 6, 2025).
10.20	Consulting Agreement dated March 6, 2025 with Skowron Accounting Professional Corporation (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on March 7, 2025).
10.21	Consulting Agreement dated March 6, 2025 with 2818390 Ontario Corp. (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the SEC on March 7, 2025).
10.22†	Form of Director Agreement (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed with the SEC on March 7, 2025).
10.23†	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on August 11, 2025).
10.24†	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K filed with the SEC on August 11, 2025).
10.25	Consulting Agreement dated September 8, 2025 between Company and Access Alternative Group S.A. for appointment of Jason D. Sawyer as Chief Executive Officer of the Company (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on September 12, 2025).
10.26	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on October 6, 2025).
10.27	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on October 22, 2025).
10.28	Separation Agreement and Mutual Release dated November 28, 2025 between the Company, Richard Paolone and 2818390 Ontario Corp (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on December 4, 2025).
10.29	Amended and Restated Consulting Agreement dated December 19, 2025 between Company and Access Alternative Group S.A. (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on December 23, 2025).
10.30**	Securities Purchase Agreement, dated May 8, 2026.
10.31**	Securities Purchase Agreement, dated May 11, 2026.
10.32**	Securities Purchase Agreement, dated May 12, 2026.
10.33	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the SEC on May 14, 2026).
10.34**	Securities Purchase Agreement, dated May 11, 2026.
10.35**	Securities Purchase Agreement, dated July 1, 2026.
10.36	Form of Registration Rights Agreement, dated July 1, 2026 (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the SEC on July 6, 2026)
10.37	Secured Convertible Promissory Note between the Company and Pronghorn Resources, LLC dated July 17, 2026. (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on July 23, 2026).
10.38	Security Agreement between the Company and Pronghorn Resources, LLC dated July 17, 2026. (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the SEC on July 23, 2026).
16.1	Letter from Mazars USA LLP to the U.S. Securities and Exchange Commission, dated June 5, 2024 (incorporated by reference to Exhibit 16.1 of the Company’s Current Report on Form 8-K filed with the SEC on June 5, 2024).
16.2	Letter from Forvis Mazars, LLP to the U.S. Securities and Exchange Commission, dated August 15, 2024 (incorporated by reference to Exhibit 16.1 of the Company’s Current Report on Form 8-K filed with the SEC on August 15, 2024).
16.3	Letter from Macias Gini & O’Connell LLP to the U.S. Securities and Exchange Commission, dated August 29, 2024 (incorporated by reference to Exhibit 16.1 of the Company’s Current Report on Form 8-K filed with the SEC on August 29, 2024).
21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 of the Company’s Annual Report on Form 10-K filed with the SEC on May 1, 2025).

23.1*	Consent of Macias Gini & O’Connell LLP, independent registered public accounting firm
23.2**	Consent of Sichenzia Ross Ference Carmel LLP (included in Exhibit 5.1)
24.1**	Power of attorney (included on signature page to Registration Statement filed on May 27, 2026)
107**	Filing Fee Table.

* Filed herewith.

** previously filed

# Certain portions of this exhibit (indicated by “[*****]”) have been omitted as we have determined (1) it is not material and (2) is the type that the Company treats as private or confidential.

## Certain annexes, schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted attachment to the SEC on a confidential basis upon request.

† Indicates a management contract or compensation plan, contract or arrangement.

(b) Financial statement schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser:

(i) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date;

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized in the city of Boca Raton, State of Florida, on this 24th day of August, 2026.

GRIDAI TECHNOLOGIES CORP.

By:	/s/ Jason D. Sawyer
Name:	Jason D. Sawyer
Title:	Chief Executive Officer (Principal Executive Officer)

SIGNATURE	TITLE	DATE

/s/ Jason D. Sawyer	Chief Executive Officer and Director (Principal Executive Officer)	August 24, 2026
Jason D. Sawyer

/s/ Anna Skowron	Interim Chief Financial Officer (Principal Financial and Accounting Officer)	August 24, 2026
Anna Skowron

/s/ Edward J. Borkowski	Director	August 24, 2026
Edward J. Borkowski

/s/ Manpreet Uppal	Director	August 24, 2026
Manpreet Uppal

/s/ Jack Syage	Director	August 24, 2026
Jack Syage

/s/ Geordan G. Pursglove	Director	August 24, 2026
Geordan G. Pursglove